INDEPENDENT COMMUNITY BANKSHARES, INC. 2001 ANNUAL REP



Thriving in a changing environment.





••••••••• Red Fox. *"Vulpes vulpes"*

MIDDLEBURG FINANCIAL CORPORATION. A NATURAL EVOLUTION.

When Independent Community Bankshares, Inc. was formed in 1994, we envisioned a multi-bank holding company comprised of various and diverse community banks throughout the region. However, in responding to the needs and opportunities of our growing markets, we have evolved into much more than a bank holding company.

Today, we operate one of the most successful community banks in the nation. Through The Tredegar Trust Company and our affiliation with Gilkison Patterson Investment Advisors, we have become a manager of over $1 billion in assets. Our lending division arranged more than $100 million in residential mortgages and financed over $75 million in consumer and commercial loans last year. The Middleburg Bank provides a variety of securities through its Investment Services Department. Many regional businesses rely on us for a wide range of commercial services. Over a thousand customers now bank with us online through Middleburg's @home banking.

In short, we have become a comprehensive financial services company with plans to offer even more financial products in the very near future. Recognizing the evolution of your company, the Board of Directors has approved a new name for the holding company, Middleburg Financial Corporation, which we expect to be in place by mid-year of 2002. Our new name will more accurately represent what we have become. Equally important, adoption of the Middleburg name will provide a strong link to our 78-year heritage of personal service, financial integrity and commitment to the region.


Middleburg
Financial Corporation


Middleburg
Bank


Tredegar
Trust Company


Gilkison Patterson
Investment Advisors

LETTER TO SHAREHOLDERS.



Dear Shareholders:

It would be difficult to review the year without acknowledging September 11. What happened changed our world. Changed the way we went about our daily lives. Changed our vision for the future. We pulled inward. We returned to basics. We came back looking for stability and value. We continue to offer our thoughts and prayers to everyone affected by those senseless acts.

Within our company we understood and appreciated the President's appeal to get on with our lives, tend to business and keep America moving. Simply put, we were in the right place at the right time. We have taken advantage of our opportunities and are able to report to you the end of the best year in our history.

Net income for the year ending December 31, 2001 rose to $5.2 million, a 23.4% increase over the $4.2 million reported for the same period in 2000. The company earned $2.93 per diluted share, compared to $2.41 per diluted share for 2000. Our profit performance resulted in a return on average assets of 1.67% and a return on average equity of 17.55%. These important measures of profitability compare quite favorably to our high performance standards. Our profits were augmented by a 31.6% increase in non-interest income, one of our key strategic objectives. Fees generated by mortgage lending activity played a major role in the increase. Net interest margin for the year was 5.16%.

Assets reached an all time high of $354.1 million, an increase of $64.6 million over the preceding year. The 22.3% increase in assets represents the third year in a row of double-digit growth. Loans increased 10.6% to $196.4 million at year-end compared to $177.6 million at December 31, 2000. We continue to grow our loan portfolio without compromising our lending criteria, resulting in non-performing loans of only .04% of total loans outstanding.

We are fortunate that our principal base of operations lies in one of the nation's most affluent and fastest growing counties. The region's rapid growth helped us achieve a 20% growth in deposits to $271.7 million. But our deposit growth would not have been possible without our front line employees' commitment to consistent quality service. Their efforts enabled The Middleburg Bank to increase its market share, solidifying its leading market position in Loudoun County, Virginia in 2001 at 16.3%, according to FDIC figures.

The Tredegar Trust Company, our trust and investment subsidiary, finished the year with $460 million in assets under management. Under the leadership of John Mason Antrim, Tredegar solidified its relationship with existing clients, while outperforming the 2001 equities market in terms of its return on the client portfolios.

Your company also continued to benefit from its affiliation with Gilkison Patterson Investment Advisors in Alexandria, Virginia. Assets under management at Gilkis Patterson exceeded $600 million at year-end. We expect to complete o acquisition of this highly respecte investment manager in 2002, bring our combined assets under management to over $1 billion.

During the fourth quarter of 2001 the company took advantage the prevailing favorable rate enviro ment and issued $10 million in tru preferred securities. These long-terr securities will provide cost effective additional capital to support future growth without the share dilution as ciated with a common equity offerin

We will continue to evolve in t years and months ahead into a com prehensive financial services compa However, our goal will always be to deliver outstanding value to our shareholders, service to our customers and opportunity to our employees. As we continue to raise the bar for our performance, your management and staff are ever min ful of the support and guidance we have received through the years fro key constituencies. We plan to continue to draw on those resources as we meet the financial needs of one of the most promising markets in the nation.

Best regards,

J L Boling

Joseph L. Boling
Chairman of the Board & CEO



SELECTED FINANCIAL DATA.

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(In thousands, except ratios and per share amounts)				
Income Statement Data:					
Interest income	$ 21,822	$ 19,209	$ 15,522	$ 13,785	$ 12,685
Interest expense	7,814	7,041	5,345	5,313	5,192
Net interest income	$ 14,008	$ 12,168	$ 10,177	$ 8,472	$ 7,493
Provision for loan losses	300	400	420	135	178
Net interest income after provision for loan losses	$ 13,708	$ 11,768	$ 9,757	$ 8,337	$ 7,315
Non-interest income	4,827	3,669	2,959	2,187	1,240
Securities gains (losses)	384	(204)	(13)	(18)	(91)
Non-interest expense	11,947	9,555	8,040	6,674	4,971
Income before income taxes	$ 6,972	$ 5,678	$ 4,663	$ 3,832	$ 3,493
Income taxes	1,755	1,450	1,097	857	862
Net income	$ 5,217	$ 4,228	$ 3,566	$ 2,975	$ 2,631
Per Share Data (1):					
Net Income, Basic	$2.99	$2.43	$2.00	$1.65	$1.51
Net Income, Diluted	2.93	2.41	1.99	1.63	1.51
Cash Dividends	1.00	0.84	0.68	0.75	0.32
Book value at period end	17.31	15.68	12.97	12.85	11.96
Balance Sheet Data:					
Assets	$354,101	$289,461	$243,925	$205,403	$184,860
Loans, net of unearned income	196,400	177,598	143,235	121,323	104,227
Securities	124,351	81,577	67,739	57,786	63,696
Deposits	271,731	224,640	203,837	172,680	156,554
Shareholders' equity	30,338	27,271	23,075	22,863	21,686
Average shares outstanding, Basic (1)	1,746	1,741	1,779	1,803	1,741
Average shares outstanding, Diluted (1)	1,783	1,752	1,795	1,821	1,741
Performance Ratios:					
Return on Average Assets	1.67%	1.62%	1.60%	1.54%	1.52%
Return on Average Equity	17.55%	17.46%	15.48%	13.24%	13.54%
Capital to Assets	8.57%	9.42%	9.49%	11.13%	11.73%
Dividend payout	33.53%	34.57%	34.00%	45.45%	21.85%
Efficiency (2)	60.40%	57.40%	57.90%	58.50%	53.70%
Capital and Liquidity Ratios:					
Risk-based capital ratios:					
Tier 1 capital	16.4%	12.7%	14.0%	17.1%	18.8%
Total capital	17.3%	13.6%	14.8%	17.9%	19.7%
Leverage	12.5%	9.7%	10.8%	11.2%	11.8%

(1) Restated giving retroactive effect to 100% stock dividend declared in November 1997.

(2) Computed by dividing non-interest expense by the sum of net interest income on a tax equivalent basis and non-interest income, net of securities gains or losses.

THRIVING IN A CHANGING ENVIRONMENT.

Success as a financial services company has become more complex due to a rapidly changing environment. Competition, once confined primarily to other banks, has expanded to include a wide array of companies and industries. Customers, once requiring only basic deposits and loans, are demanding a much broader selection of products and services, from basic money management accounts to highly sophisticated securities instruments. The financial services industry, once comprised of thousands of banks and holding companies, has consolidated with an unprecedented momentum, greatly reducing the number of financial institutions and creating virtual cartels in some markets.

For many financial services companies, simple, basic survival has been the goal. For others—those with the abilities to move quickly, adapt and anticipate change—the financial services arena has been fertile ground for solid growth, expansion of services and strong financial performances.

Independent Community Bankshares, Inc. has been able to not only survive in this challenging environment, but also to prosper and deliver value to customers and shareholders alike. Our success has not depended on revolutionary changes or major shifts in direction. Instead we have relied on a solid strategic plan that was put in place several years ago. The strategic plan set a course for the company to be pursued through a thoughtful evolutionary process. At the same time, it was not a static plan, but a living document that could adapt to meet unforeseen challenges and opportunities as they were encountered.

A FOCUS ON NON-INTEREST INCOME

Long ago our management team anticipated the current pressure on interest rates and the potential corresponding reduction in net interest margin as the company's primary source of income. Recognizing the future need for non-interest income, we began to build the infrastructure to deliver an entirel new segment of profits from mor gage banking, investment manage ment and sales, service charges and fiduciary fees. In 2001, those plans resulted in significant contributions to our company's performance.



••••••••*The Red Fox can utilize a wide ra habitats and is a highly adaptable s*

Mortgage banking income more than doubled in 2001 to nearly $1.5 million, as a result of over $91 million in secondary market residential real estate loan production. During the year, service charge income on deposit accounts increased 23% to $1.5 million, the result of aggressive growth in deposit accounts. Fiduciary fees, based on market value of accounts under administration, declined along with the various equity markets during the year. However, investment fees generated by our relatively new investment sales department more than offset the decline, growing to $485,000. We expect even stronger growth in non-interest income as we explore other fee for service opportunities



Income Sources
(In Thousands)
$15,000
$12,000
$9,000
$6,000
$3,000
$0
'97
'98
'99
'00
'01
Net Interest Income
Non-interest Income



PRESERVING RESOURCES TO REMAIN COMPETITIVE.

One year's success does not insure the next. However, steps can be taken to provide the resources required to compete and grow in future years. That's why we have always placed great emphasis on increasing the quantity and quality of our assets through industry-leading profitability and a rigid dedication to quality of loans. Our emphasis on building resources was especially gratifying in 2001.

Like many financial institutions, we were concerned about the rapid downward spiral in short-term rates during the year. The 4.75% decrease in short-term rates could have placed a great deal of stress on our net interest margin, potentially threatening profitability. However, we were able to deliver a strong and stable net interest margin due to two key factors. One factor was our management team's focus on minimizing the impact of volatile interest rates on the net interest margin through strategically sound asset liability practices. Another factor was a continuation of our remarkable growth in low cost deposits, primarily checking and money market accounts. This allowed us to fund the earning asset growth at a low cost, resulting in a gratifying net interest margin of 5.16% for the year.

Our success in achieving a favorable net interest margin combined with continued growth in fee income to boost profits for the year to new highs. Profitability will continue to provide the fuel to compete in one of the nation's fastest growing markets.

THE IMPORTANCE OF ANTICIPATION

Companies must be quick to react in today's markets. But they must also be able to anticipate changes and opportunities in order to profit from them. Our Board of Directors and management team continue to look for products, services and markets, which will present us with ways to enhance our performance and deliver services at a profit.

While nothing is certain but change, we have been able to predict with some accuracy future areas of opportunity. The company's decision to move aggressively into the Leesburg market serves as an example of judicious anticipation of market conditions. Our first full-service Leesburg branch opened in 1996 and has already exceeded $100 million in deposits Based on the excellent response to our style of community banking, we will open a second full-service branch in Leesburg in late summe 2002. The new branch will house our new Financial Services Center offering products and services well beyond the scope of a typical banl branch. In further response to our growth we will centralize our operations in late spring in a building in Leesburg.

The bank's success in Leesburg mirrors our competitive edge throughout Loudoun County, our primary base of operations. Becau: Loudoun is one of the fastest grow ing counties in America, you woul naturally expect coincident growtł of a locally based community banl However, we have been fortunate to not simply ride the wave of grow in the county but to exceed it. Our growth has outpaced that of the county for several years, resulting in share of market gains while competing with the local operations of some of the largest financial institutions in the U.S. At June 30, 2001 we held the number one share of market position in deposits within Loudoun County according to the FDIC.

We also look to grow outside of the traditional banking arena. Through a joint effort with the Virginia Bankers Association, we have the opportunity to offer insurance products to our customers in 2002, further enhancing non-interest income. Wealth management will continue to be an area of focus as The Tredegar Trust Company and Gilkison Patterson Investment Advisors expand their client bases and broaden the geography of the areas they serve.

As a company with a 78-year history, we are fortunate to have survived and prospered through many changes and events. Our company is stronger today than it has ever been. More important, we are more prepared than ever to thrive as a regional force in the financial services industry.



••••••••*The Red Fox is a quick, skillful hunter with a reputation for being cunning.*


Net Income
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$2,631
$2,975
$3,566
$4,228
$5,217
'97
'98
'99
'00
'01

INDEPENDENT COMMUNITY BANKSHARES, INC.

INDEPENDENT COMMUNITY BANKSHARES, INC. AND THE MIDDLEBURG BANK BOARD OF DIRECTORS

Howard M. Armfield
Joseph L. Boling
Childs F. Burden
J. Lynn Cornwell, Jr.
William F. Curtis
Robert C. Gilkison
C. Oliver Iselin, III
Gary D. LeClair
Thomas W. Nalls
John L. Sherman
Millicent W. West
Edward T. Wright

INDEPENDENT COMMUNITY BANKSHARES, INC. OFFICERS

Joseph L. Boling
Chairman of the Board and Chief Executive Officer
Alice P. Frazier
Executive Vice President and Chief Financial Officer

THE MIDDLEBURG BANK ADVISORY BOARDS

Loudoun Valley

Warren Braham
Rey Browning
Mary Lou Raymond
James O. Wiley
Eric V. Zimmerman

Leesburg & Ashburn

Stanley F. Caulkins
G.T. Dunlop Ecker
George W. Titus
C. Terry Titus

THE MIDDLEBURG BANK OFFICERS

Joseph L. Boling
Chairman of the Board and Chief Executive Officer
Alice P. Frazier
Executive Vice President, Chief Financial Officer
Arch A. Moore, III
Executive Vice President, Senior Loan Officer
George H. Bramhall
Senior Vice President, Loan Officer
Linda M. Fourney
Senior Vice President, Organizational Development
Kathleen J. Chappell
Vice President, Controller
Kathleen S. Croson
Vice President, Retail Banking
Reginald E. Dawson
Vice President, Loan Officer
Janet T. Dewey
Vice President, Marketing
Lowell E. Dickens
Vice President, Loan Officer
J. Patrick Francis
Vice President, Banking Operations
Kathryn L. Kearns
Vice President, Loan Officer
Lisa E. Kilgour
Vice President, Banking Technology
Gregory A. Pichardo
Vice President, Loan Officer
Edward L. Wetherell
Vice President, Investment Services
Jay A. Anthony
Assistant Vice President, Investment Services
Todd A. Braithwaite
Assistant Vice President, Network Administration
Tammy J. Ellmore
Assistant Vice President, Loan Administration
Bradley J. Gable
Assistant Vice President, Director of Mortgage Production
Patricia L. Geyer
Assistant Vice President, Investment Services
Karen B. Grayson
Assistant Vice President, Internal Audit
Nan C. Havens
Assistant Vice President, Branch Manager
Mary E. McCauley
Assistant Vice President, Branch Manager
Susan R. Miller
Assistant Vice President, Branch Manager
Hilda G. Preece
Assistant Vice President, Customer Service
R. Rucker Slater, Jr.
Assistant Vice President, Loan Officer
Sarah L. Underwood
Assistant Vice President, Investment Services
JoAnn H. Willis
Assistant Vice President, Customer Relations Officer
Jennifer Wilson
Assistant Vice President, Branch Manager

THE TREDEGAR TRUST COMPANY BOARD OF DIRECTORS

John Mason L. Antrim
Joseph L. Boling
D.H. Eure, Esq.
Gary D. LeClair
Claiborne W. Minor
James H. Patterson
Russell L. Rabb, Jr.

THE TREDEGAR TRUST COMPANY OFFICERS

Joseph L. Boling
Chairman of the Board
John Mason L. Antrim
President & CEO
James E. Abbe, IV
Vice President, Investme
David L. Hartley
Vice President
Gus E. Mitchell, IV
Vice President, Business Development
Rena O. Wynne
Vice President, Operatio
Maxwell C. Wallace
Assistant Vice President, Trust Administration
Julie F. Chambers
Trust Operations Officer
Charles M. Guthridge, Jr.
Trust Administration Of


EQUAL HOUSING LENDER
MEMBER FDIC

www.middleburgbank.com


INDEPENDENT
COMMUNITY
BANKSHARES

STOCK LISTING

Current market quotations for the common stock of Independent Community Bankshares, Inc. are available on the NASDAQ Small Cap Market under the symbol ICBX.

STOCK TRANSFER AGENT

American Stock & Transfer Company
Shareholder Relations
59 Maiden Lane
Plaza Level
New York, N.Y. 10038
1-800-937-5449
email: info@amstock.com

INVESTOR RELATIONS & FINANCIAL STATEMENTS

During the year, ICBX distributes a semi-annual financial report and an annual report. Additionally, ICBX files an annual report to the Securities and Exchange Commission on Form 10-KSB and quarterly reports on Form 10-QSB. A copy of the reports may be obtained without charge upon written request to:

Alice P. Frazier
Independent Community Bankshares, Inc.
P. O. Box 5
Middleburg, Virginia 20118
703-777-6327
email: afrazier@middleburgbank.com



INDEPENDE
COMMUNI
BANKSHAR

INDEPENDEN
COMMUNIT
BANKSHARES, I

111 West Washing
Street

Post Office Box

Middleburg, Virgi
20118

703-777-6327

The Middleburg B

Main Office

111 West Washing
Street

Middleburg, Virgi
20117

703-777-6327

The Tredegar Tr
Company

Main Office

821 East Main St

Richmond, Virgi
23219

804-644-2848



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001
Commission file number 0-24159

INDEPENDENT COMMUNITY BANKSHARES, INC.
(Name of Small Business Issuer in its Charter)

Virginia	**54-1696103**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
111 West Washington Street Middleburg, Virginia	**20117**
(Address of Principal Executive Offices)	(Zip Code)

(703) 777-6327
(Issuer's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	n/a

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, par value $5.00 per share
(Title of Class)

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days.

Yes _X_ No ___

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

The issuer's gross income for its most recent fiscal year was $27,033,000.

The aggregate market value of the voting stock held by non-affiliates computed by reference to the closing sales price of such stock on February 21, 2002 was approximately $49,365,372. (The exclusion from such amount of the market value of the shares owned by any person shall not be deemed an admission by the registrant that such person is an affiliate of the registrant.)

The number of outstanding shares of Common Stock as of February 22, 2002 was 1,752,558.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement for the 2002 Annual Meeting of Shareholders – Part III

TABLE OF CONTENTS

PART I

PART II

PART III

PART I

ITEM 1. DESCRIPTION OF BUSINESS

General

Independent Community Bankshares, Inc. ("ICBI" or the "Company") is a bank holding company that was incorporated under Virginia law in 1993. The Company conducts its primary operations through two wholly owned subsidiaries, The Middleburg Bank (the "Bank") and The Tredegar Trust Company ("Tredegar"), both of which are chartered under Virginia law.

The Bank has four full service branches and one limited service facility. The Bank has its main office at 111 West Washington Street, Middleburg, Virginia 20117, and has offices in Purcellville, Leesburg and Ashburn, Virginia. The Bank opened for business on July 1, 1924.

Tredegar has its main office at 821 East Main Street, Richmond, Virginia 23219, and a branch office in Middleburg, Virginia. Tredegar opened for business in January 1994.

The Bank serves western Loudoun County. Loudoun County is in northwestern Virginia and included in the Washington-Baltimore Metropolitan statistical area. Loudoun County's population is approximately 170,000 with slightly over one-third of the population located in the Company's markets. The local economy is driven by service industries requiring a high skill level, self-employed individuals, the equine industry and the independently wealthy. Tredegar serves primarily the greater Richmond area including the counties of Henrico, Chesterfield, Hanover, Goochland and Powhatan, as well as Loudoun County. However, Tredegar does have clients outside of its primary market. Richmond is the state capital of Virginia, and the greater Richmond area has a population in excess of 800,000 people.

The Company, through its subsidiaries, offers a wide range of banking, fiduciary and investment management services available to both individuals and small businesses. The banking services include various types of checking and savings deposit accounts, and the making of business, real estate, development, mortgage, home equity, automobile and other installment, demand and term loans. Also, the Bank offers ATMs at all locations, internet banking, travelers' checks, money orders, safe deposit rentals, collections, notary public, wire services and other traditional bank services to its customers. Tredegar provides a variety of investment management and fiduciary services including trust and estate settlement. Tredegar can also serve as escrow agent, attorney-in-fact, guardian of property or trustee of an IRA.

The Bank has one wholly owned subsidiary, Middleburg Bank Service Corporation. Middleburg Bank Service Corporation is a partner in a limited liability company, Bankers Title Shenandoah, LLC, which sells title insurance to its members. Middleburg Bank Service Corporation has also invested in another limited liability company, Virginia Bankers Insurance Center, LLC, which acts as a broker for insurance sales for its member banks. The Company has a third wholly owned subsidiary, ICBI Capital Trust I, which is a Delaware Business Trust that the Company formed in connection with the issuance of $10 million in trust preferred debt in November 2001.

As of December 31, 2001, ICBI had a total of 123 full time equivalent employees. The Company considers relations with its employees to be excellent. The Company's employees are not represented by a collective bargaining unit.

Competition

ICBI faces significant competition for both loans and deposits. Competition for loans comes from commercial banks, savings and loan associations and savings banks, mortgage banking subsidiaries of regional commercial banks, subsidiaries of national mortgage bankers, insurance companies, and other institutional lenders. Its most direct competition for deposits has historically come from savings and loan associations and savings banks, commercial banks, credit unions and other financial institutions. Based upon total deposits at June 30, 2001 as reported to the FDIC, ICBI has the largest share of deposits among the banking organizations operating in Loudoun County, Virginia. ICBI also faces competition for deposits from short-term money market mutual funds and other corporate and government securities funds.

Tredegar competes for clients and accounts with banks, other financial institutions and money managers. Even though many of these institutions have been engaged in the trust or investment management business for a considerably longer period of time than Tredegar and have significantly greater resources, Tredegar has grown through its commitment to quality trust services and a local community approach to business.

Supervision and Regulation

General. As a bank holding company, the Company is subject to regulation under the Bank Holding Company Act of 1956, as amended, the ("BHCA") and the examination and reporting requirements of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Under the BHCA, a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank or merge or consolidate with another bank holding company without the prior approval of the Federal Reserve Board. The BHCA also generally limits the activities of a bank holding company to that of banking, managing or controlling banks, or any other activity that is determined to be so closely related to banking or to managing or controlling banks that an exception is allowed for those activities.

As a state-chartered commercial bank, the Bank is subject to regulation, supervision and examination by the Virginia State Corporation Commission's Bureau of Financial Institutions. It is also subject to regulation, supervision and examination by the Federal Reserve Board. State and federal law also governs the activities in which the Bank engages, the investments that it makes and the aggregate amount of loans that may be granted to one borrower. Various consumer and compliance laws and regulations also affect the Bank's operations.

The earnings of the Company's subsidiaries, and therefore the earnings of the Company, are affected by general economic conditions, management policies, changes in state and federal legislation and actions of various regulatory authorities, including those referred to above. The following description summarizes the significant federal and state laws to which the Company, the Bank and Tredegar are subject. To the extent statutory or regulatory provisions or proposals are described, the description is qualified in its entirety by reference to the particular statutory or regulatory provisions or proposals.

Payment of Dividends. The Company is a legal entity separate and distinct from its banking and other subsidiaries. The majority of the Company's revenues are from dividends paid to the Company by the Bank. The Bank is subject to laws and regulations that limit the amount of dividends it can pay. In addition, both the Company and the Bank are subject to various regulatory restrictions relating to the payment of dividends, including requirements to maintain capital at or above regulatory minimums. Banking regulators have indicated that banking organizations should generally pay dividends only if the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. The Company does not expect that any of these laws, regulations or policies will materially affect the ability of the Bank to pay dividends. During the year ended December 31, 2001, the Bank declared $1.7 million in dividends payable to the Company.

Capital. The Federal Reserve Board has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, the Company and the Bank are each generally required to maintain a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital must be composed of common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles ("Tier 1 capital"). The remainder may consist of certain subordinated debt, certain hybrid capital instruments, qualifying preferred stock and a limited amount of the loan loss allowance ("Tier 2 capital," which, together with Tier 1 capital, composes "total capital").

In addition, each of the federal banking regulatory agencies has established minimum leverage capital requirements for banking organizations. Pursuant to these requirements, banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5% subject to federal banking regulatory evaluation of an organization's overall safety and soundness.

The risk-based capital or standards of the Federal Reserve Board explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization's capital adequacy.

Other Safety and Soundness Regulations. There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the Federal Deposit Insurance Corporation ("FDIC") insurance funds in the event that the depository institution is insolvent or is in danger of becoming insolvent. For example, under requirements of the Federal Reserve Board with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so otherwise. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the FDIC as a result of the insolvency of commonly controlled insured depository institutions or for any assistance provided by the FDIC to commonly controlled insured depository institutions in danger of failure. The FDIC may decline to enforce the cross-guarantee provision if it determines that a waiver is in the best interests of the deposit insurance funds. The FDIC's claim for reimbursement under the cross guarantee provisions is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and nonaffiliated holders of subordinated debt of the commonly controlled insured depository institutions.

The federal banking agencies also have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institution in question is well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized or critically undercapitalized, as defined by the law. As of December 31, 2001, the Company and the Bank were classified as well capitalized.

State banking regulators also have broad enforcement powers over the Bank, including the power to impose fines and other civil and criminal penalties, and to appoint a conservator.

Interstate Banking and Branching. Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Effective June 1, 1997, a bank headquartered in one state was authorized to merge with a bank headquartered in another state, as long as neither of the states had opted out of such interstate merger authority prior to such date. After a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable federal or state law.

Gramm-Leach-Bliley Act of 1999. The Gramm-Leach-Bliley Act of 1999 (the "Act") was signed into law on November 12, 1999. The Act covers a broad range of issues, including a repeal of most of the restrictions on affiliations among depository institutions, securities firms and insurance companies. Most of the Act's provisions require the federal banking regulatory agencies and other regulatory bodies to adopt regulations to implement the Act, and for that reason an assessment of the full impact on the Company of the Act must await completion of that regulatory process.

The Act repeals sections 20 and 32 of the Glass-Stegall Act, thus permitting unrestricted affiliations between banks and securities firms. The Act also permits bank holding companies to elect to become financial holding companies. A financial holding company may engage in or acquire companies that engage in a broad range of financial services, including securities activities such as underwriting, dealing, brokerage, investment and merchant banking; and insurance underwriting, sales and brokerage activities. In order to become a financial holding company, the bank holding company and all of its affiliated depository institutions must be well-capitalized, well-managed, and have at least a satisfactory Community Reinvestment Act rating.

The Act provides that the states continue to have the authority to regulate insurance activities, but prohibits the states in most instances from preventing or significantly interfering with the ability of a bank, directly or through an affiliate, to engage in insurance sales, solicitations or cross-marketing activities. Although the states generally must regulate bank insurance activities in a nondiscriminatory manner, the states may continue to adopt and enforce rules that specifically regulate bank insurance activities in certain areas identified in the Act. The Act directs the federal banking regulatory agencies to adopt insurance consumer protection regulations that apply to sales practices, solicitations, advertising and disclosures.

The Act adopts a system of functional regulation under which the Federal Reserve Board is confirmed as the umbrella regulator for financial holding companies, but financial holding company affiliates are to be principally regulated by functional regulators such as the FDIC for state nonmember bank affiliates, the Securities and Exchange Commission for securities affiliates and state insurance regulators for insurance affiliates. The Act repeals the broad exemption of banks from the definitions of "broker" and "dealer" for purposes of the Securities Exchange Act of 1934, as amended, but identifies a set of specific activities, including traditional bank trust and fiduciary activities, in which a bank may engage without being deemed a "broker", and a set of activities in which a bank may engage without being deemed a "dealer". The Act also makes conforming changes in the definitions of "broker" and "dealer" for purposes of the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended.

The Act contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. The Act provides that, except for certain limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. An institution may not disclose to a non-affiliated third party, other than to a consumer reporting agency, customer account numbers or other similar account identifiers for marketing purposes. The Act also provides that the states may adopt customer privacy protections that are more strict than those contained in the Act. The Act also makes a criminal offense, except in limited circumstances, obtaining or attempting to obtain customer information of a financial nature by fraudulent or deceptive means.

Tredegar. Tredegar operates as a trust subsidiary of the Company. It is subject to supervision and regulation by the Virginia State Corporation Commission's Bureau of Financial Institutions and the Federal Reserve Board.

State and federal regulators have substantial discretion and latitude in the exercise of their supervisory and regulatory authority over Tredegar, including the statutory authority to promulgate regulations affecting the conduct of business and the operations of Tredegar. They also have the ability to exercise substantial remedial powers with respect to Tredegar in the event that it determines that Tredegar is not in compliance with applicable laws, orders or regulations governing its operations, is operating in an unsafe or unsound manner, or is engaging in any irregular practices.

ITEM 2. DESCRIPTION OF PROPERTY

The headquarters building of the Company and the Bank, which also serves as a branch office for Tredegar, was completed in 1981 and is a two-story building of brick construction, with approximately 18,000 square feet of floor space, located at 111 West Washington Street, Middleburg, Virginia 20117. The office operates nine teller windows, including three drive-up facilities and one stand-alone automatic teller machine. The Bank owns the headquarters building.

The Purcellville bank branch was purchased in 1994 and is a one-story building with a basement of brick construction, with approximately 3,000 square feet of floor space, located at 431 East Main Street, Purcellville, Virginia 20132. The office operates four teller windows, including three drive-up facilities and one drive-up automatic teller machine. The Bank owns this branch building.

The Leesburg bank branch was completed in 1997 and is a two-story building of brick construction, with approximately 6,000 square feet of floor space, located at 102 Catoctin Circle, S.E., Leesburg, Virginia 20175. The office operates five teller windows, including three drive-up facilities and one drive-up automatic teller machine. The Bank also owns this branch building.

The Leesburg limited service facility, located at 200 North King Street, was leased beginning April 1999. The leased space consists of 200 square feet with one teller window and a stand-alone automated teller machine. Transactions in this branch are limited to paying and receiving teller functions. The initial term of this lease is five years with two additional renewal periods of five years each. The annual lease expense associated with this location is $5,400.

The Ashburn bank branch, which is leased, opened in June 1999 and consists of 3,400 rentable square feet at 20955 Professional Plaza, Suite 100, Ashburn, Virginia 20147. The office is a full service branch with five teller windows, three drive-up facilities and a drive-up automated teller machine. The initial term of the lease is 15 years with two five-year renewal options. The annual lease expense associated with this location is $68,000.

The mortgage banking department of the Bank leases office space at 203 Harrison Street, Leesburg, Virginia 20175. The space includes 1,822 rentable square feet used primarily for mortgage banking operations and loan originator office space. The initial term of the lease is for five years with no renewal options. The annual lease expense associated with this location is $36,000.

The Bank is currently building a 18,000 square-foot office on a 1.5 acre lot next to the Leesburg bank branch. The office will house the operations, information technology, human resources, mortgage banking and investment sales departments for the Bank. The Bank expects that construction will be complete in June 2002 and estimates that the total cost of construction will be approximately $2.5 million. This cost does not include the land, which the Bank currently owns.

The Bank began construction on a 3,500 square-foot bank branch in Leesburg, Virginia in March 2002. The branch will be the second full service branch office in Leesburg. The total cost of the project will be approximately $2.1 million, including land. The Bank expects to open this branch in August 2002.

Tredegar leases its main office at 821 East Main Street in Richmond, Virginia. The lease, which was entered into in August 2001 when Tredegar moved from its former location, is for a term of 15 years, with no renewal options. The annual lease expense for the new location will be $165,000. Total lease expense for 2001, including the new and previous office space, was $76,000. Tredegar closed its branch office in Williamsburg, Virginia in April 2001. The space included approximately 500 square feet used primarily for business development and sales. The annual lease expense associated with this location was $7,500.

All of the Company's properties are in good operating condition and are adequate for the Company's present and anticipated future needs.

ITEM 3. LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the company is a party or of which the property of the Company is subject.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders of the Company.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Since September 15, 2000, the Company's Common Stock has traded on the Nasdaq SmallCap Stock Market under the symbol "ICBX". The Common Stock traded on the OTC Bulletin Board from October 1997 to September 2000.

Market Price and Dividends

	Sales Price ($)		Dividends ($)
	High	Low	
2000:			
1st quarter	24.75	20.00	.21
2nd quarter	24.50	18.00	.21
3rd quarter	26.00	20.00	.21
4th quarter	26.75	20.00	.21
2001:			
1st quarter	33.00	21.00	.25
2nd quarter	31.25	27.00	.25
3rd quarter	36.00	29.00	.25
4th quarter	35.90	32.50	.25

ICBI historically has paid cash dividends on a quarterly basis. The final determination of the timing, amount and payment of dividends on the Common Stock is at the discretion of ICBI's Board of Directors and will depend upon the earnings of ICBI and its subsidiaries, principally its subsidiary bank, the financial condition of ICBI and other factors, including general economic conditions and applicable governmental regulations and policies. ICBI or the Bank has paid regular cash dividends for over 200 consecutive quarters.

As of February 1, 2002, ICBI had approximately 950 shareholders of record.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides information about the major components of the results of operations and financial condition, liquidity, and capital resources of ICBI. This discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and Notes to Consolidated Financial Statements.

Overview

ICBI is headquartered in Middleburg, Virginia and conducts its primary operations through two wholly owned subsidiaries, the Bank and Tredegar. The Bank is a community bank serving western Loudoun County, Virginia with four full service branches and one limited service facility. Tredegar is a trust company headquartered in Richmond, Virginia with a branch office in Middleburg, Virginia.

In 2001, ICBI continued to realize the benefit of high growth rates in both assets and net earnings. Results for 2001 were also favorably affected by the growth in revenues from the Bank's mortgage banking and investment sales operations. By December 31, 2001, total assets were $354.1 million, an increase of 22.3%. Total assets at December 31, 2000 were $289.5 million. Loans, net of unearned income, grew 10.6% from $177.6 million at December 31, 2000 to $196.4 million at December 31, 2001. Total deposits increased $47.1 million from $224.6 million at December 31, 2000 to $271.7 million at December 31, 2001. ICBI remains well capitalized with risk-adjusted core capital and total capital ratios well above the regulatory minimums. Asset quality measures also remained strong throughout the year.

ICBI is not aware of any current recommendations by any regulatory authorities that, if they were implemented, would have a material effect on the registrant's liquidity, capital resources or results of operations.

Results of Operations

Net Income

Net income for 2001 was $5.2 million, an increase of 23.4% over 2000's net income of $4.2 million. Net income for 2000 was $4.2 million, an increase of 18.6% over 1999's net income of $3.6 million. For 2001, earnings per diluted share were $2.93 compared to $2.41 and $1.99 for 2000 and 1999, respectively.

Return on average assets (ROA) measures how effectively ICBI employs its assets to produce net income. ICBI increased its ROA to 1.67% for the year ended December 31, 2001 from 1.62% for the same period in 2000. A sound net interest margin and a 50.4% increase in non-interest income contributed to the growth in the ROA. The ROA for 1999 was 1.60%. Return on average equity (ROE), another measure of earnings performance, indicates the amount of net income earned in relation to the total equity capital invested. ROE increased to 17.6% for the year ended December 31, 2001. ROE was 17.5% and 15.5% for the years ended December 31, 2000 and 1999, respectively.

Average Balances, Income and Expenses, Yields and Rates

	Years Ended December 31,								
	2001			2000			1999		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)								
Assets:									
Securities:									
Taxable	$ 52,040	$ 3,364	6.46%	$ 46,838	$ 3,334	7.12%	$ 30,368	$ 1,937	6.38%
Tax-exempt (1) (2)	38,748	2,933	7.57%	30,963	2,392	7.73%	30,291	2,264	7.47%
Total securities	$ 90,788	$ 6,297	6.94%	$ 77,801	$ 5,726	7.36%	$ 60,659	$ 4,201	6.93%
Loans									
Taxable	$ 194,835	$ 16,297	8.36%	$ 160,658	$ 14,049	8.74%	$ 135,735	$ 11,677	8.60%
Tax-exempt	520	46	8.85%	437	41	9.38%	371	26	7.01%
Total loans	$ 195,355	$ 16,343	8.37%	$ 161,095	$ 14,090	8.75%	$ 136,106	$ 11,703	8.60%
Federal funds sold	3,046	117	3.84%	2,800	170	6.07%	6,030	290	4.81%
Interest on money market investments	1,742	63	3.62%	512	40	7.81%	1,884	98	5.20%
Interest bearing deposits in other financial institutions	250	9	3.60%	104	4	3.85%	24	1	4.17%
Total earning assets	$ 291,181	$ 22,829	7.84%	$ 242,312	$ 20,030	8.27%	$ 204,703	$ 16,293	7.96%
Less: allowances for credit losses	(1,948)			(1,595)			(1,223)		
Total nonearning assets	23,508			20,875			18,979		
Total assets	$ 312,741			$ 261,592			$ 222,459		
Liabilities (1):									
Interest-bearing deposits:									
Checking	$ 33,978	$ 223	0.66%	$ 32,461	$ 295	0.91%	$ 29,583	$ 292	0.99%
Regular savings	15,183	278	1.83%	13,148	263	2.00%	11,495	232	2.02%
Money market savings	46,616	1,166	2.50%	42,852	1,162	2.71%	41,701	1,139	2.73%
Time deposits:									
$100,000 and over	39,154	2,086	5.33%	25,997	1,453	5.59%	21,965	1,094	4.98%
Under $100,000	46,409	2,088	4.50%	44,389	2,151	4.85%	43,212	2,041	4.72%
Total interest-bearing deposits	$ 181,340	$ 5,841	3.22%	$ 158,847	$ 5,324	3.35%	$ 147,956	$ 4,798	3.24%
Federal Home Loan Bank advances	7,543	482	6.39%	9,186	584	6.36%	56	3	5.36%
Securities sold under agreements to repurchase	13,292	399	3.00%	12,279	616	5.02%	5,863	253	4.32%
Long-term debt	19,332	1,076	5.57%	8,090	500	6.18%	5,000	281	5.62%
Federal funds purchased	371	16	4.31%	286	17	5.94%	179	10	5.59%
Total interest-bearing liabilities	$ 221,878	$ 7,814	3.52%	$ 188,688	$ 7,041	3.73%	$ 159,054	$ 5,345	3.36%
Non-interest bearing liabilities									
Demand deposits	59,289			47,355			39,154		
Other liabilities	1,854			1,329			1,213		
Total liabilities	$ 283,021			$ 237,372			$ 199,421		
Shareholders' equity	29,720			24,220			23,038		
Total liabilities and shareholders' equity	$ 312,741			$ 261,592			$ 222,459		
Net interest income		$ 15,015			$ 12,989			$ 10,948	
Interest rate spread			4.32%			4.54%			4.60%
Interest expense as a percent of average earning assets			2.68%			2.91%			2.61%
Net interest margin			5.16%			5.36%			5.35%

(1) Income and yields are reported on tax equivalent basis assuming a federal tax rate of 34%.
(2) Income and yields include dividends on preferred bonds that are 70% excludable for tax purposes.

Net Interest Income

Net interest income represents the principal source of earnings of ICBI. Net interest income is the amount by which interest generated from earning assets exceeds the expense of funding those assets. Changes in volume and mix of interest earning assets and interest bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income.

Net interest income on a fully tax-equivalent basis was $15.0 million for the year ended December 31, 2001. This is an increase of 15.6% over the $13.0 million reported for the same period in 2000. Net interest income for 2000 increased 18.6% over the $10.9 million reported for 1999.

The increase in net interest income in 2001 resulted mostly from the continued growth in average earning assets because the 2001 yield on earning assets had decreased marginally from that generated in 2000. The 43 basis point decrease in earning assets yield was offset by a 21 basis point decrease in the cost of funding, which allowed the net interest margin to remain sound throughout 2001. The average balance in the securities portfolio increased while the tax-equivalent yield decreased 42 basis points to 6.94%. Nevertheless, the increase in the average balance of the securities portfolio was able to provide $571,000 in additional interest income on a tax-equivalent basis. The average loan portfolio volume increased 21.3% during 2001. The increased volume of the loan portfolio provided an additional $2.8 million in interest income. Conversely, the average yield on the loan portfolio decreased 38 basis points, which resulted in a decrease of approximately $579,000 in interest income provided by the loan portfolio.

In 2001, ICBI experienced respectable growth in its interest bearing checking, savings and money market accounts. Despite an 8.3% increase in the average balances of these accounts, the decline in deposit rates during 2001 allowed ICBI to experience a decrease in the respective interest expenses of $53,000. The average balances in certificates of deposit increased 21.6%, while the interest expense associated with these deposits increased 15.8% or $570,000. The decline in the average rate paid on certificates of deposit produced a decrease in interest expense of approximately $235,000, while the increased volume of certificates of deposit increased interest expense by approximately $805,000.

ICBI's reliance on other funding sources, such as the Federal Home Loan Bank overnight advances, decreased on average by $1.6 million with a related decrease in interest expense of $102,000. During 2001, however, ICBI increased on average its long term borrowings from the Federal Home Loan Bank by $9.5 million. During the fourth quarter of 2001, ICBI issued $10 million in trust preferred securities, which added $1.7 million in average long term debt to the balance sheet. The interest expense related to the trust preferred securities is also included in long term debt interest expense and amounted to approximately $59,000. Total interest expense for 2001 was $7.8 million, an increase of $773,000 compared to the total interest expense for 2000.

The increase in net interest income in 2000 resulted from both the continued growth in the average earning assets and the increased yield on earning assets. The similar increase experienced in the cost of funding during 2000 resulted in a virtually unchanged net interest margin. The average balance in the securities portfolio increased, while the tax-equivalent yield increased 43 basis points to 7.36%, providing $1.5 million in additional interest income on a tax-equivalent basis. The asset/liability strategies employed by management influenced the increase in the investment portfolio yield. The average loan portfolio volume increased 18.4% during 2000, providing $2.2 million in interest income, while the average yield on the loan portfolio increased 15 basis points, causing the interest income provided by the loan portfolio to increase by another $200,000.

In 2000, ICBI experienced marginal growth in its interest bearing checking, savings and money market accounts. The 6.9% average increase in balances resulted in just $57,000 of additional interest expense. The average balances in certificates of deposit increased 8.0%, while the interest expense associated with these deposits increased $492,000. The increase in the average rate paid on certificates of deposit as well as the volume of certificates of deposit contributed equally to the increase in expense. ICBI's reliance on other funding sources, such as the Federal Home Loan Bank advances, increased on average by $12.2 million with a related increase in interest expense of $800,000. Total interest expense for 2000 was $7.0 million, an increase of $1.7 million compared to 1999. During the first quarter of 2000, ICBI borrowed $1.3 million from a correspondent bank to repurchase 57,785 common shares. Interest expense related to this debt is included in long term debt interest expense and amounted to $76,000.

The following table analyzes changes in net interest income attributable to changes in the volume of interest-bearing assets and liabilities compared to changes in interest rates. The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each. Nonaccruing loans are included in the average outstanding loans.

Volume and Rate Analysis
(Tax Equivalent Basis)
Years Ended December 31,

	2001 vs 2000 Increase (Decrease) Due to Changes in:			2000 vs 1999 Increase (Decrease) Due to Changes in:		
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)					
Earning Assets:						
Securities:						
Taxable	$ 181	$ (151)	$ 30	$ 1,151	$ 246	$ 1,397
Tax-exempt	590	(49)	541	50	78	128
Loans:						
Taxable	2,825	(577)	2,248	2,179	193	2,372
Tax-exempt	7	(2)	5	5	10	15
Federal funds sold	17	(70)	(53)	(235)	115	(120)
Interest on money market investments	30	(7)	23	(187)	129	(58)
Interest bearing deposits in other financial institutions	5	-	5	3	-	3
Total earning assets	$ 3,655	$ (856)	$ 2,799	$ 2,966	$ 771	$ 3,737
Interest-Bearing Liabilities:						
Interest checking	$ 15	$ (87)	$ (72)	$ 18	$ (15)	3
Regular savings deposits	33	(18)	15	33	(2)	31
Money market deposits	34	(30)	4	31	(8)	23
Time deposits						
$100,000 and over	697	(64)	633	215	144	359
Under $100,000	108	(171)	(63)	10	100	110
Total interest bearing deposits	$ 887	$ (370)	$ 517	$ 307	$ 219	$ 526
Federal Home Loan Bank advances	(105)	3	(102)	580	1	581
Securities sold under agreement to repurchase	56	(273)	(217)	317	46	363
Long-term debt	620	(44)	576	188	31	219
Federal funds purchased	(13)	12	(1)	6	1	7
Total interest bearing liabilities	$ 1,445	$ (672)	$ 773	$ 1,398	$ 298	$ 1,696
Change in net interest income	$ 2,210	$ (184)	$ 2,026	$ 1,568	$ 473	$ 2,041

(1) The change in interest, due to both rate and volume, has been allocated to change due to volume and change due to rate in proportion to the relationship of the absolute dollar amounts of the change in each.

Provision for Loan Losses

ICBI's loan loss provision during 2001 was $300,000, an decrease of $100,000 from 2000. ICBI is committed to making loan loss provisions that maintain an allowance that adequately reflects the risk inherent in the loan portfolio. This commitment is more fully discussed in the "Asset Quality" section below.

Noninterest Income

Noninterest income has been and will continue to be an important factor for increasing profitability. Management recognizes this and continues to review and consider areas where non-interest income can be increased. Noninterest income includes fees generated by the mortgage banking and investment sales departments of the Bank as well as by Tredegar. Trust fee income decreased 19.8% during 2001 to $1.3 million. A significant portion of trust fees are based upon a percentage of the market value of the assets under management, so any decreases in market value of the assets under management result in a similar decrease in fees. Due to lower mortgage rates and increased refinancings, the mortgage banking department contributed an additional $840,000 of fees on loans held for sale during 2001. Growth in transaction deposit accounts also provided additional service charge and fee income. The service charges and fees associated with deposit accounts increased 23.1% during 2001. During 2001, ICBI realized $384,000 in net gains as a result of restructuring the investment portfolio in response to the change in the interest rate environment in 2001. Total noninterest income for 2001 was $5.2 million, compared to $3.5 million for 2000.

Noninterest income for 2000 increased 17.6% to $3.5 million from $2.9 million in 1999. The increase is due primarily to the increase in trust fee income, fees on loans held for sale and service charges on deposit accounts. In 2000, trust fee income increased to $1.6 million, an increase of $446,000 over 1999. The mortgage banking department contributed an additional $82,000 of fees on loans held for sale during 2000. The service charges and fees associated with deposit accounts increased 9.7% during 2000. The increase in these fees was due primarily to deposit growth.

Noninterest Income

	Years Ended December 31,		
	2001	2000	1999
	(In thousands)		
Service charges, commissions and fees	$ 1,452	$ 1,180	$ 1,076
Trust fee income	1,279	1,594	1,148
Fees on loans held for sale	1,483	643	561
Other operating income	613	252	174
Noninterest income	$ 4,827	$ 3,669	$ 2,959
Gains (losses) on securities available for sale, net	384	(204)	(13)
Total noninterest income	$ 5,211	$ 3,465	$ 2,946

Noninterest Expenses

Improving operating efficiency is as important to management as enhancing noninterest income. Total noninterest expenses increased 25.0% or $2.4 million to $11.9 million in 2001. Salaries and employee benefits increased $1.6 million or 28.2% due to increased commission expense for fee-related business and enhancing the internal infrastructure to support a growing organization. Occupancy and equipment expense increased $74,000 or 6.3% to $1.2 million. Advertising expenses decreased slightly to $320,000 for 2001. Computer operations expense increased 36.9% to $408,000 during 2001. The majority of this increase relates to the cost associated with ICBI's internet banking products and services. Other operating expenses increased $655,000 to $2.8 million for 2001 compared to $2.1 million for 2000. Other operating expenses included $286,000 related to litigation that was settled in the fourth quarter of 2001. Expenses associated with servicing an increased volume of accounts and transactions such as postage and printing have also impacted other operating expenses in 2001.

Noninterest expenses increased 18.8% or $1.5 million to $9.6 million in 2000. This increase resulted from both pressures to provide competitive salary and benefit programs and occupancy and equipment investments to position the Bank for future growth and productivity.

Noninterest Expenses

	Years Ended December 31,		
	2001	2000	1999
	(In thousands)		
Salaries and employee benefits	$ 7,180	$ 5,600	$ 4,547
Net occupancy and equipment expense	1,246	1,172	1,013
Advertising	320	347	325
Computer operations	408	298	310
Other operating expenses	2,793	2,138	1,845
Total	$ 11,947	$ 9,555	$ 8,040

Income Taxes

Reported income tax expense was $1.8 million for 2001, an increase of $305,000 compared to $1.5 million for 2000. The effective tax rate for 2001 was 25.2% compared to 25.5% in 2000 and 23.5% in 1999. The decrease in the effective tax rate for 2001 was influenced by the change in the mix of the investment securities portfolio as well as the increase in non-interest income. Note 10 of the Company's Consolidated Financial Statements provides a reconciliation between the amount of income tax expense computed using the federal statutory rate and ICBI's actual income tax expense. Also included in Note 10 to the Consolidated Financial Statements is information regarding the principal items giving rise to deferred taxes for the three years ended December 31, 2001.

Market and Interest Rate Risk

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates or prices such as interest rates, foreign currency exchange rates, commodity prices and equity prices. ICBI's primary market risk exposure is interest rate risk, though it should be noted that the assets under management by Tredegar are affected by equity price risk. The ongoing monitoring and management of this risk is an important component of ICBI's asset/liability management process, which is governed by policies established by its Board of Directors that are reviewed and approved annually. The Board of Directors delegates responsibility for carrying out asset/liability management policies to the Asset/Liability Committee (ALCO) of the Bank. In this capacity, ALCO develops guidelines and strategies that govern ICBI's asset/liability management related activities, based upon estimated market risk sensitivity, policy limits and overall market interest rate levels and trends.

Interest rate risk represents the sensitivity of earnings to changes in market interest rates. As interest rates change, the interest income and expense streams associated with ICBI's financial instruments also change, affecting net interest income, the primary component of ICBI's earnings. ALCO uses the results of a detailed and dynamic simulation model to quantify the estimated exposure of net interest income to sustained interest rate changes. While ALCO routinely monitors simulated net interest income sensitivity over a rolling two-year horizon, it also employs additional tools to monitor potential longer-term interest rate risk.

The simulation model captures the impact of changing interest rates on the interest income received and interest expense paid on all assets and liabilities reflected on ICBI's balance sheet. The simulation model is prepared and updated four times during each year. This sensitivity analysis is compared to ALCO policy limits, which specify a maximum tolerance level for net interest income exposure over a one-year horizon, assuming no balance sheet growth, given both a 200 basis point (bp) upward and downward shift in interest rates. A parallel and pro rata shift in rates over a 12-month period is assumed. The following reflects the range of ICBI's net interest income sensitivity analysis during the fiscal years of 2001 and 2000 as compared to the 10% Board-approved policy limit.

Rate Change	2001 Estimated Net Interest Income Sensitivity		
	High	Low	Average
+ 200 bp	(2.21%)	(.32%)	(1.32%)
- 200 bp	3.24%	1.57%	2.44%

Rate Change	2000 Estimated Net Interest Income Sensitivity		
	High	Low	Average
+ 200 bp	(2.04%)	(.19%)	(1.21%)
- 200 bp	2.47%	.99%	1.75%

During 2001, ICBI was able to test the parameters and assumptions of its simulation model in light of the 4.75% decrease in short term rates over 11 months. The simulation model proved to be accurate in its presentation of a company that benefits from falling interest rates. As presented in the table above, ICBI has had minimal interest rate risks to either falling or rising interest rates over the past two years. ICBI could expect a negative impact to net interest income of $364,000 if rates rise 200 basis points over the next 12 months. If rates decline 200 basis points, ICBI could expect a positive impact to net interest income of $386,000 over the next 12 months.

If interest rates had increased 200 basis points in 2000, then the effect to net interest income of ICBI could have been on average a decrease of $147,000. If interest rates had decreased 200 basis points during fiscal year 2000, the effect to net interest income of ICBI could have been on average an increase of $213,000.

During May 2000, ICBI entered into two interest rate swap agreements to assume variable market-indexed interest payments in exchange for fixed-rate interest payments. The interest rate swap was used to offset the cost of offering a premium market rate on a promotional retail certificate of deposit. ICBI raised $8.5 million in new deposits during this three-day promotion. The terms of the certificate of deposit and the fixed portion of the interest rate swap are identical. The notional principal amount of interest rate swaps outstanding was $8.5 million at December 31, 2001. The original term was 24 months. The weighted-average fixed payment rate was 7.0% at December 31, 2001. Variable interest payments received are based on three-month LIBOR. At December 31, 2001, the weighted average rate of variable market-indexed interest payment obligation to ICBI was 1.67%. The effect of these agreements was to transform the certificates of deposit (fixed rate liabilities) to variable rate certificates of deposit (liabilities). The net income from these agreements was $250,848 for the year ended December 31, 2001.

The preceding sensitivity analysis does not represent an ICBI forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions, including the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment or replacement of asset and liability cashflows. While assumptions are developed based upon current economic and local market conditions, ICBI cannot make any assurances about the predictive nature of these assumptions, including how customer preferences or competitor influences might change.

Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will also differ due to factors such as prepayment and refinancing levels likely deviating from those assumed, the varying impact of interest rate change, caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals and product preference changes, and other internal and external variables. Furthermore, the sensitivity analysis does not reflect actions that ALCO might take in response to or anticipation of changes in interest rates.

Financial Condition

ICBI's total assets were $354.1 million as of December 31, 2001, up $64.6 million or 22.3% from the $289.5 million level at December 31, 2000. Securities increased $42.8 million or 52.4% from 2000 to 2001. Loans increased by $18.8 million or 10.6% from 2000 to 2001, while deposits increased $47.1 million or 21.0% during the same period. Borrowings from the Federal Home Loan Bank increased $6.5 million during 2001. It is anticipated that the borrowings from the Federal Home Loan Bank will continue to rise should deposit growth not match asset growth. Total shareholders' equity at year end 2001 and 2000 was $30.3 million and $27.3 million, respectively.

Loans

ICBI's loan portfolio is its largest and most profitable component of earning assets, totaling 67.1% of average earning assets in 2001. ICBI continues to emphasize loan portfolio growth and diversification as a means of increasing earnings while minimizing credit risk. Loans, net of unearned income, were $196.4 million at December 31, 2001, an increase of 10.6% from December 31, 2000's total of $177.6 million. Proactive sales efforts, competitive pricing and the branch network supported the increase in loans during 2001. Loans increased 24.0% from $143.2 million at December 31, 1999 to $175.8 million at December 31, 2000. The loan to deposit ratio decreased to 72.3% at December 31, 2001 compared to 79.1% at December 31, 2000 and 70.9% at December 31, 1999.

Loan Portfolio

	December 31,				
	2001	2000	1999	1998	1997
			(In thousands)		
Commercial, financial and agricultural	$ 22,993	$ 22,555	$ 19,055	$ 18,880	$ 15,111
Real estate construction	24,174	17,693	12,151	5,436	3,798
Real estate mortgage:					
Residential (1-4 family)	80,824	81,545	61,062	55,595	45,231
Home equity lines	8,271	5,973	4,382	3,617	3,165
Non-farm, non-residential (1)	48,074	38,812	36,361	28,643	26,054
Agricultural	163	346	379	1,057	2,140
Consumer installment	11,901	10,674	9,845	8,095	8,728
Total loans	$ 196,400	$ 177,598	$ 143,235	$ 121,323	$ 104,227

(1) This category generally consists of commercial and industrial loans where real estate constitutes a source of collateral.

At December 31, 2001, residential real estate (1-4 family) portfolio loans constituted 41.2% of the total portfolio and decreased $721,000 during the year. Real estate construction loans consist primarily of pre-sold 1-4 family residential loans along with a marginal amount of commercial construction loans. Real estate construction loans increased to $24.2 million at December 31, 2001 and represent 12.3% of the total loan portfolio. ICBI's one time closing construction/permanent loan product competes successfully in a high growth market like Loudoun County because ICBI is local and can respond quickly to inspections and construction draw requests. Non-farm, non-residential loans are typically owner-occupied commercial buildings. Non-farm, non-residential loans were 24.5% of the total loan portfolio at December 31, 2001. The branch network has helped to support the loan portfolio diversification, such as increased commercial real estate loans. Home equity lines and agricultural real estate loans were 4.2% and 0.1% of total loans, respectively, at December 31, 2001.

ICBI's commercial, financial and agricultural loan portfolio consists of secured and unsecured loans to small businesses. At December 31, 2001, these loans comprised 11.7% of the loan portfolio. This portfolio increased 1.9% in 2001 to $23.0 million. Consumer installment loans primarily consist of unsecured installment credit and account for 6.1% of the loan portfolio.

Consistent with its focus on providing community-based financial services, ICBI generally does not extend loans outside its principal market area. ICBI's market area for its lending services encompasses Fauquier and Loudoun Counties, where it operates full service branches.

ICBI's unfunded loan commitments totaled $34.2 million at December 31, 2001 and $26.6 million at December 31, 2000. The increase in the amount of unfunded commitments is attributed in part to the increase in real estate construction financing as well as customer demand for credit line products, primarily home equity lines.

At December 31, 2001, ICBI had no concentration of loans in any one industry in excess of 10% of its total loan portfolio. However, because of the nature of ICBI's market, loan collateral is predominantly real estate.

The following table reflects the maturity distribution of selected loan categories:

Remaining Maturities of Selected Loan Categories
December 31, 2001

	Commercial, Financial and Agricultural	Real Estate Construction
	(In thousands)	
Within one year	$ 11,752	$ 18,569
Variable Rate:		
One to five years	219	-
After five years	1,240	-
Total	$ 1,459	$ -
Fixed Rate:		
One to five years	8,440	5,605
After five years	1,342	-
Total	$ 9,782	$ 5,605
Total Maturities	$ 22,993	$ 24,174

Asset Quality

ICBI has policies and procedures designed to control credit risk and to maintain the quality of its loan portfolio. These include underwriting standards for new originations and ongoing monitoring and reporting of asset quality and adequacy of the reserve for loan losses. Total nonperforming assets, which consist of nonaccrual loans, restructured loans and foreclosed property, were $79,000 at December 31, 2001. This is a decrease of 24.8% from the December 31, 2000 balance of $105,000. Nonperforming assets at December 31, 2000 decreased $425,000 from $530,000 at December 31, 1999.

Nonperforming Assets

Loans are placed on nonaccrual status when collection of principal and interest is doubtful, generally when a loan becomes 90 days past due. There are three negative implications for earnings when a loan is placed on nonaccrual status. First, all interest accrued but unpaid at the date that the loan is placed on nonaccrual status is either deducted from interest income or written off as a loss. Second, accruals of interest are discontinued until it becomes certain that both principal and interest can be repaid. Finally, there may be actual losses that may require that additional provisions for loan losses be charged against earnings. For real estate loans, upon foreclosure, the balance of the loan is transferred to "Other Real Estate Owned" (OREO) and carried at the lower of the outstanding loan balance or the fair market value of the property based on current appraisals and other current market trends. If a write down of the OREO property is necessary at the time of foreclosure, the amount is charged-off against the allowance for loan losses. A review of the recorded property value is performed in conjunction with normal loan reviews, and if market conditions indicate that the recorded value exceeds the fair market value, additional write downs of the property value are charged directly to operations.

Nonperforming Assets

	December 31,				
	2001	2000	1999	1998	1997
	(In thousands)				
Nonaccrual loans	$ 79	$ 105	$ 530	$ 409	$ 243
Restructured loans	-	-	-	-	-
Foreclosed property	-	-	-	200	-
Total nonperforming assets	$ 79	$ 105	$ 530	$ 609	$ 243
Allowance for loan losses to period end loans	1.05%	1.02%	1.01%	0.88%	0.93%
Allowance for loan losses to nonperforming assets	2608%	1718%	274%	175%	401%
Nonperforming assets to period end loans	0.04%	0.06%	0.37%	0.50%	0.23%
Net charge offs to average loans	0.02%	0.03%	0.02%	0.04%	0.09%

During 2001 and 2000, approximately $700 and $14,000, respectively, in additional interest income would have been recorded if ICBI's nonaccrual loans had been current and in accordance with their original terms.

At December 31, 2001, the Company had no potential problem loans.

The allowance for loan losses was 2,608% of nonperforming loans at December 31, 2001. At December 31, 2000 and 1999 the allowance for loan losses was 1,718% and 274% of nonperforming loans. Management evaluates nonperforming loans relative to their collateral value and makes appropriate reductions in the carrying value of those loans based on that review.

Allowance For Loan Losses

The allowance for loan losses is an estimate of the amount that will be adequate to provide for potential future losses in ICBI's loan portfolio. Management's methodology in evaluating the adequacy of the allowance for loan losses considers potential specific losses, past loan loss experience, as well as the volume, growth and composition of the loan portfolio. General economic trends as well as any conditions affecting individual borrowers may also affect the level of loan losses. The allowance is periodically examined by bank regulators for adequacy. Examiners take into account factors such as the methodology used to calculate the allowance and the size of the allowance in comparison to peer financial institutions.

ICBI's Loan Committee and Board of Directors review problem loans monthly, including their effect on the allowance for loan losses. In management's opinion, the allowance for loan losses is adequate to absorb the current estimated risk of loss in the loan portfolio. ICBI's management continually evaluates the adequacy of the allowance for loan losses, and changes in the provision are based on the analyzed inherent risk of the loan portfolio.

The following table depicts the transactions, in summary form, that occurred to the allowance for loan losses in each year presented:

Allowance for Loan Losses

	December 31,				
	2001	2000	1999	1998	1997
			(In thousands)		
Balance, beginning of period	$ 1,804	$ 1,453	$ 1,064	$ 974	$ 884
Loans charged off:					
Commercial, financial, and agricultural	-	61	26	8	42
Real estate construction	-	-	-	-	-
Real estate mortgage	48	-	29	-	-
Consumer installment	35	35	96	77	86
Total loans charged off	$ 83	$ 96	$ 151	$ 85	$ 128
Recoveries:					
Commercial, financial, and agricultural	$ -	$ 6	$ 7	$ 1	$ 12
Real estate construction	-	-	-	-	-
Real estate mortgage	-	-	79	6	7
Consumer installment	39	41	34	33	21
Total recoveries	$ 39	$ 47	$ 120	$ 40	$ 40
Net charge offs	44	49	31	45	88
Provision for loan losses	300	400	420	135	178
Balance, end of period	$ 2,060	$ 1,804	$ 1,453	$ 1,064	$ 974
Ratio of allowance for loan losses to loans outstanding at end of period	1.05%	1.02%	1.01%	0.88%	0.93%
Ratio of net charge offs to average loans outstanding during period	0.02%	0.03%	0.02%	0.04%	0.09%

The allowance for loan losses was $2.1 million at December 31, 2001, an increase of $256,000 from $1.8 million at December 31, 2000. The allowance was $1.5 million at December 31, 1999. In 2001, ICBI's net charge-offs decreased $5,000 from the previous year's net charge-offs of $49,000. Net charge-offs as a percentage of average loans were 0.02% and 0.03% for 2001 and 2000 respectively. The provision for loan losses was $300,000 for 2001 and $400,000 for 2000.

The following table shows the balance and percentage of the ICBI's allowance for loan losses allocated to each major category of loan:

Allocation of Allowance for Loan Losses

	Commercial, Financial, Agricultural		Real Estate Construction		Real Estate Mortgage		Consumer	
	Allowance for Loan Losses	Percent of Loan in Category to Total Loans	Allowance for Loan Losses	Percent of Loan in Category to Total Loans	Allowance for Loan Losses	Percent of Loan in Category to Total Loans	Allowance for Loan Losses	Percent of Loan in Category to Total Loans
	(Dollars in thousands)							
December 31,								
2001	$ 634	11.71%	$ 750	12.31%	$ 374	69.92%	$ 302	6.06%
2000	$ 645	12.70%	$ 500	9.96%	$ 310	71.33%	$ 349	6.01%
1999	$ 580	13.30%	$ 350	8.48%	$ 178	71.34%	$ 345	6.82%
1998	$ 442	15.56%	$ 100	4.48%	$ 144	73.28%	$ 378	6.43%
1997	$ 362	14.50%	$ 107	3.64%	$ 159	73.49%	$ 346	8.37%

ICBI has allocated the allowance according to the amount deemed reasonably necessary to provide for the possibility of losses being incurred within each of the above categories of loans. The allocation of the allowance as shown in the table above should not be interpreted as an indication that loan losses in future years will occur in the same proportions that they may have in prior years or that the allocation indicates future loan loss trends. Additionally, the proportion allocated to each loan category is not the total amount that may be available for the future losses that could occur within such categories since the total allowance is a general allowance applicable to the total portfolio.

Securities

ICBI manages its investment securities portfolio consistent with established policies that include guidelines for earnings, rate sensitivity, liquidity and pledging needs. ICBI holds bonds issued from the Commonwealth of Virginia and its political subdivisions with an aggregate book value and market value of $2.4 million at December 31, 2001. The aggregate holdings of these bonds exceeds 8.0% of ICBI's shareholders' equity.

ICBI accounts for securities under Financial Accounting Standards Board (FASB) Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This standard requires classification of investments into three categories, "held to maturity" (HTM), "available for sale" (AFS), or "trading," as further defined in Note 1 to the Company's Consolidated Financial Statements. ICBI does not maintain a trading account and has classified no securities in this category. HTM securities are required to be carried on the financial statements at amortized cost. AFS securities are carried on the financial statements at fair value. The unrealized gains or losses, net of deferred income taxes, are reflected in shareholders' equity. The HTM classification places restrictions on ICBI's ability to sell securities or to transfer securities into the AFS classification. Since ICBI desires the flexibility to respond to changing balance sheet needs through investment portfolio management, it has chosen to classify only a small portion of its portfolio in this category. At December 31, 2001, 4.5% of the portfolio was classified as HTM.

FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.

However, this statement also allowed, upon adoption, a one-time re-allocation of securities from HTM to AFS without penalty to the company. In December 1999, ICBI adopted FASB Statement No. 133 and elected to transfer certain municipal securities with a book value and market value of $3.1 million from the HTM classification to the AFS classification.

ICBI holds in its loan and securities portfolios investments that adjust or float according to changes in "prime" lending rate. These holdings are not considered speculative but instead necessary for good asset/liability management.

The carrying value of the securities portfolio was $124.4 million at December 31, 2001, an increase of $42.8 million or 52.4% from the carrying value of $81.6 million at December 31, 2000. The market value of the AFS securities at December 31, 2001 was $118.8 million. The unrealized loss on the AFS securities was $1.3 million and offset slightly by an unrealized gain of $920,000 at December 31, 2001. The net market value loss at December 31, 2001 is reflective of the recent increase in market interest rates. The unrealized gain on the AFS securities was $609,000 at December 31, 2000.

Investment Securities Portfolio

The carrying value of securities held to maturity at the dates indicated were as follows:

	December 31,		
	2001	2000	1999
		(In thousands)	
U.S. Government securities	$ -	$ 250	$ 250
State and political subdivision obligations	5,484	6,657	7,433
Mortgage-backed securities	61	93	112
	$ 5,545	$ 7,000	$ 7,795

The carrying value of securities available for sale at the dates indicated were as follows:

	December 31,		
	2001	2000	1999
		(In thousands)	
U.S. Government securities	$ 267	$ 3,072	$ 4,824
State and political subdivision obligations	33,220	27,961	22,261
Mortgage-backed securities	63,746	34,043	26,789
Other securities	21,573	9,501	6,070
	$ 118,806	$ 74,577	$ 59,944

The following table indicates the increased return experienced by ICBI by lengthening the maturity of the investment securities portfolio. Securities with maturities greater than five years total $79.3 million and have an average yield greater than 7.0%. The securities portfolio represents approximately 31.2% of the earning assets of ICBI. For that reason, it is managed primarily to provide superior returns without sacrificing interest rate, market and credit risk. Secondarily through the asset/liability process, ICBI considers the securities portfolio as a liquidity source in the event that funding is needed quickly within a 30-day period of time.

Maturity Distribution and Yields of Investment Securities
December 31, 2001
Taxable-Equivalent Basis

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		Due after 10 years and Equities		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
					(Dollars in thousands)					
Securities held for investment:										
Mortgage backed securities	$ 16	5.75%	$ 27	5.70%	$ 8	6.01%	$ 10	7.48%	$ 61	6.04%
Total taxable	$ 16	5.75%	$ 27	5.70%	$ 8	6.01%	$ 10	7.48%	$ 61	6.04%
Tax-exempt securities (1)	590	7.49%	3,194	7.63%	1,700	7.81%	-	-	5,484	7.67%
Total	$ 606	7.45%	$ 3,221	7.62%	$ 1,708	7.80%	$ 10	7.48%	$ 5,545	7.65%
Securities available for sale (2):										
U.S. Government securities	$ -	-	$ -	-	$ 267	7.54%	$ -	-	$ 267	7.54%
Mortgage backed securities	6,991	6.19%	19,733	6.13%	23,131	5.87%	13,891	6.02%	63,746	6.02%
Other	102	7.23%	11,666	5.56%	302	7.14%	6,482	7.64%	18,552	6.32%
Corporate preferred	-	-	-	-	-	-	2,185	7.12%	2,185	7.12%
Total taxable	$ 7,093	5.75%	$ 31,399	6.19%	$ 23,700	6.01%	$ 22,558	7.29%	$ 84,750	6.12%
Tax-exempt securities (1)	-	-	622	7.78%	10,317	7.65%	20,983	7.70%	31,922	7.69%
Total	$ 7,093	5.75%	$ 32,021	6.22%	$ 34,017	6.51%	$ 43,541	7.49%	$ 116,672	6.55%
Total securities	$ 7,699	5.94%	$ 35,242	6.42%	$ 35,725	7.01%	$ 43,551	7.15%	$ 122,217	6.60%

(1) Yields on tax-exempt securities have been computed on a tax-equivalent basis.
(2) Amounts exclude Federal Reserve Stock of $134,400 and Federal Home Loan Bank Stock of $2,000,000.

Other Earning Assets

ICBI's average investment in federal funds sold and money market investments in 2001 were $3.0 million and $1.7 million, increases of $246,000 and $1.2 million, respectively, over the 2000 amounts. Average investments in federal funds sold and money market investments in 2000 were $2.8 million and $512,000, respectively. Fluctuations in federal funds sold and money market investments reflect excess deposit growth over loan growth as well as management's goal to maximize asset yields while maintaining proper asset/liability structure.

Deposits

Deposits continue to be an important funding source and primary supply of ICBI's growth. ICBI's strategy has been to increase its core deposits at the same time that it is controlling its cost of funds. The maturation of the branch network, as well as increased advertising campaigns, have contributed to the significant growth in deposits over the last several years. By monitoring interest rates within the local market and that of alternative funding sources, ICBI is able to price the deposits effectively to develop a core base of deposits in each branch.

The following table is a summary of average deposits and average rates paid on those deposits:

Average Deposits and Rates Paid

	December 31,					
	2001		2000		1999	
	Amount	Rate	Amount	Rate	Amount	Rate
			(Dollars in thousands)			
Noninterest-bearing deposits	$ 59,289	-	$ 47,355	-	$ 39,154	-
Interest-bearing accounts:						
Interest checking	33,978	0.66%	32,461	0.91%	29,583	0.99%
Regular savings	15,183	1.83%	13,148	2.00%	11,495	2.02%
Money market accounts	46,616	2.50%	42,852	2.71%	41,701	2.73%
Time deposits:						
$100,000 and over	39,154	5.33%	25,997	5.59%	21,965	4.98%
Under $100,000	46,409	4.50%	44,389	4.85%	43,212	4.72%
Total interest-bearing deposits	181,340	3.22%	158,847	3.35%	147,956	3.24%
Total	$ 240,629		$ 206,202		$ 187,110	

Average total deposits increased 16.7% during 2001, 10.3% during 2000 and 15.8% during 1999. During 2001, the average balance of non-interest bearing deposits grew 25.2%. The average balance in interest checking and money market accounts grew 4.7% and 8.8%, respectively, during 2001.

ICBI will continue to fund assets primarily with deposits and will focus on core deposit growth as the primary source of liquidity and stability. ICBI offers individuals and small to medium-sized businesses a variety of deposit accounts, including demand and interest checking, money market, savings and time deposit accounts. ICBI neither purchases brokered deposits nor solicits deposits from sources outside its primary market area.

The following table is a summary of the maturity distribution of certificates of deposit equal to or greater than $100,000 as of December 31, 2001:

Maturities of Certificates of Deposit of $100,000 and Greater

	Within Three Months	Three to Six Months	Six to Twelve Months	Over One Year	Total	Percent of Total Deposits
			(Dollars in thousands)			
At December 31, 2001	$ 14,949	$ 12,828	$ 11,659	$ 6,243	$ 45,679	16.8%

Capital Resources and Dividends

ICBI has an ongoing strategic objective of maintaining a capital base that supports the pursuit of profitable business opportunities, provides resources to absorb risks inherent in its activities and meets or exceeds all regulatory requirements.

The Federal Reserve Board has established minimum regulatory capital standards for bank holding companies and state member banks. The regulatory capital standards categorize assets and off-balance sheet items into four categories that weigh balance sheet assets according to risk, requiring more capital for holding higher risk assets. The minimum ratio of qualifying total capital to risk-weighted assets is 8.0%, of which at least 4.0% must be Tier 1 capital, composed of common equity and retained earnings. ICBI had a ratio of risk-weighted assets to total capital of 17.3% at December 31, 2001, compared to 13.6% at December 31, 2000. The ratio of risk-weighted assets to Tier 1 capital was 16.4% and 12.7% at December 31, 2001 and 2000, respectively. Both ratios exceed the minimum capital requirements adopted by the federal banking regulatory agencies.

Analysis of Capital

	December 31,	
	2001	2000
	(In thousands)	
Tier 1 Capital:		
Common stock	$ 8,761	$ 8,696
Capital surplus	741	556
Retained earnings	21,084	17,616
Trust preferred debt	9,770	-
Goodwill	(1,272)	(1,353)
Total Tier 1 capital	$ 39,084	$ 25,515
Tier 2 Capital:		
Trust preferred debt	$ 230	$ -
Allowance for loan losses	2,060	1,804
Total Tier 2 capital	$ 2,290	$ 1,804
Total risk-based capital	$ 41,374	$ 27,319
Risk weighted assets	$ 238,605	$ 201,096
CAPITAL RATIOS:		
Tier 1 risk-based capital ratio	16.4%	12.7%
Total risk-based capital ratio	17.3%	13.6%
Tier 1 capital to average total assets	12.5%	9.7%

ICBI's core equity to asset ratio decreased to 8.6% at December 31, 2001, compared to 9.4% at December 31, 2000. The equity to asset ratio for December 31, 1999 was 9.5%. Several years of high asset growth rates have outpaced the earnings growth rate and caused the core equity to asset ratio to decline since 1999.

The primary source of funds for dividends paid by ICBI to its shareholders is the dividends received from its subsidiaries. Federal regulatory agencies impose certain restrictions on the payment of dividends and the transfer of assets from the banking subsidiaries to the holding company. Historically, these restrictions have not had an adverse impact on ICBI's dividend policy, and it is not anticipated that they will in the future.

Liquidity

Liquidity represents an institution's ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, short-term investments, securities classified as available for sale as well as loans and securities maturing within one year. As a result of ICBI's management of liquid assets and the ability to generate liquidity through liability funding, management believes ICBI maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs.

ICBI also maintains additional sources of liquidity through a variety of borrowing arrangements. The Bank maintains federal funds lines with large regional and money-center banking institutions. These available lines total in excess of $5 million, of which none were outstanding at December 31, 2001. Federal funds purchased during 2001 averaged $371,000 compared to an average of $286,000 during 2000. At December 31, 2001 and 2000, the Bank had $12.0 million and $14.3 million, respectively, of outstanding borrowings pursuant to securities sold under agreement to repurchase transactions (Repo Accounts), with maturities of one day. The Repo Accounts are long-term commercial checking accounts with average balances that typically exceed $500,000.

The Bank has a credit line in the amount of $56.5 million at the Federal Home Loan Bank of Atlanta. This line may be utilized for short and/or long-term borrowing. The Bank has utilized the credit line for overnight funding throughout 2001 with an average balance of $7.5 million.

At December 31, 2001, cash, interest-bearing deposits with financial institutions, federal funds sold, short-term investments, securities available for sale, loans and securities maturing within one year were 49.4% of total deposits and liabilities.

Forward-Looking Statements

Certain information contained in this discussion may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are generally identified by phrases such as "the Company expects," "the Company believes" or words of similar import. Such forward-looking statements involve known and unknown risks including, but not limited to, changes in general economic and business conditions, interest rate fluctuations, competition within and from outside the banking industry, new products and services in the banking industry, risk inherent in making loans such as repayment risks and fluctuating collateral values, problems with technology utilized by the Company, changing trends in customer profiles and changes in laws and regulations applicable to the Company. Although the Company believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued two statements – SFAS No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets* – that will potentially impact the accounting for goodwill and other intangible assets. Statement 141 eliminates the pooling method of accounting for business combinations and requires that intangible assets that meet certain criteria be reported separately from goodwill. The Statement also requires negative goodwill arising from a business combination to be recorded as an extraordinary gain. Statement 142 eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life. The Statement requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life.

Upon adoption of these Statements, an organization is required to re-evaluate goodwill and other intangible assets that arose from business combinations entered into before July 1, 2001. If the recorded other intangibles assets do not meet the criteria for recognition, they should be classified as goodwill. Similarly, if there are other intangible assets that meet the criteria for recognition but were not separately recorded from goodwill, they should be reclassified from goodwill. An organization also must reassess the useful lives of intangible assets and adjust the remaining amortization periods accordingly. Any negative goodwill must be written-off.

The standards generally are required to be implemented by the Company for its financial statements for its 2002 fiscal year. The adoption of these standards will not have a material impact on the Company's financial statements.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Statement is not expected to have a material effect on the Company's financial statements.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It also establishes a single accounting model for long-lived assets to be disposed of by sale, which includes long-lived assets that are part of a discontinued operation. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2001. The Statement is not expected to have a material effect on the Company's financial statements.

ITEM 7. FINANCIAL STATEMENTS

The following financial statements are filed as a part of this report following Item 13 below:

Independent Auditor's Report
Consolidated Balance Sheets as of December 31, 2001 and 2000
Consolidated Statements of Income for the Years Ended December 31, 2001, 2000, and 1999
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2001, 2000, and 1999
Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000, and 1999
Notes to Consolidated Financial Statements

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with accountants on accounting and financial disclosure during the last two fiscal years.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Pursuant to General Instruction E(3) of Form 10-KSB, the information contained under the headings "Election of Directors," "Executive Officers Who Are Not Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 10. EXECUTIVE COMPENSATION

Pursuant to General Instruction E(3) of Form 10-KSB, the information contained under the headings "Director Compensation," "Executive Compensation," "Stock Options," and "Employment Agreements" in the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Pursuant to General Instruction E(3) of Form 10-KSB, the information contained under the headings "Security Ownership of Management" and "Security Ownership of Certain Beneficial Owners" in the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to General Instruction E(3) of Form 10-KSB, the information contained under the heading "Transactions with Management" in the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 13. EXHIBITS, LIST AND REPORTS ON FORM 8-K

(a) Exhibits.

3.1 Articles of Incorporation of the Company (restated in electronic format), attached as Exhibit 3.1 to the Registration Statement on Form S-4, Registration No. 333-24523, filed with the Commission on April 4, 1997 (the "Form S-4"), incorporated herein by reference.

3.2 Bylaws of the Company, attached as Exhibit 3.2 to the Form S-4, incorporated herein by reference.

10.1 Employment Agreement, dated as of January 1, 1998, between the Company and Joseph L. Boling, attached as Exhibit 10.1 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998, incorporated herein by reference.

10.2 Independent Community Bankshares, Inc. 1997 Stock Option Plan, as amended, attached as Exhibit 4.3 to the Registration Statement on Form S-8, Registration No. 333-93447, filed with the Commission on December 22, 1999, incorporated herein by reference.

10.3 Agreement and Plan of Reorganization dated as of August 9, 1999, between Gilkison Patterson Investment Advisors, Inc. ("GPIA"), the Company and Tredegar, attached as Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 1999 (the "Form 10-QSB"), incorporated herein by reference.

10.4 Shareholder Agreement dated as of August 9, 1999, between Robert C. Gilkison, James H. Patterson, the Company and GPIA, attached as Exhibit 10.2 to the Form 10-QSB, incorporated herein by reference.

10.5 Stock Purchase Agreement dated as of August 9, 1999, between Robert C. Gilkison, James H. Patterson and the Company, attached as Exhibit 10.3 to the Form 10-QSB, incorporated herein by reference.

21 Subsidiaries of the Company.

23 Consent of Yount, Hyde & Barbour, P.C.

(b) Reports on Form 8-K.

No reports on Form 8-K were filed by the Company during the last quarter of the period covered by this report.

INDEPENDENT COMMUNITY BANKSHARES, INC.

Middleburg, Virginia

FINANCIAL REPORT

DECEMBER 31, 2001

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CONTENTS

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Yount, Hyde & Barbour, P.C.
Certified Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Independent Community Bankshares, Inc.
Middleburg, Virginia

We have audited the accompanying consolidated balance sheets of Independent Community Bankshares, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Independent Community Bankshares, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 15, 2002

50 S. Cameron St.
P.O. Box 2560
Winchester, VA 22604
(540) 662-3417

INDEPENDENT COMMUNITY BANKSHARES, INC.

Consolidated Balance Sheets
December 31, 2001 and 2000
(In Thousands, Except for Share Data)

Assets	**2001**	**2000**
Cash and due from banks	$ 10,053	$ 7,352
Interest-bearing deposits in banks	200	79
Temporary investments:		
Federal funds sold	925	8,600
Other money market investments	1,797	1,116
Securities (fair value: 2001, $124,522 ; 2000, $81,718)	124,351	81,577
Loans held for sale	6,652	2,131
Loans, net of allowance for loan losses of $2,060 in 2001 and $1,804 in 2000	194,340	175,794
Bank premises and equipment, net	8,069	6,349
Accrued interest receivable and other assets	7,714	6,463
Total assets	$ 354,101	$ 289,461
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing demand deposits	$ 68,771	$ 56,980
Savings and interest-bearing demand deposits	111,148	89,425
Time deposits	91,812	78,235
Total deposits	$ 271,731	$ 224,640
Securities sold under agreements to repurchase	12,011	14,321
Federal Home Loan Bank advances	7,000	- -
Long-term debt	20,805	21,300
Trust preferred capital notes	10,000	- -
Accrued interest and other liabilities	2,216	1,929
Commitments and contingent liabilities	- -	- -
Total liabilities	$ 323,763	$ 262,190
Shareholders' Equity		
Common stock, par value $5 per share, authorized 10,000,000 shares; issued 2001, 1,752,258 shares; issued 2000, 1,739,247 shares	$ 8,761	$ 8,696
Capital surplus	741	556
Retained earnings	21,084	17,616
Accumulated other comprehensive income (loss)	(248)	403
Total shareholders' equity	$ 30,338	$ 27,271
Total liabilities and shareholders' equity	$ 354,101	$ 289,461

See Notes to Consolidated Financial Statements.

INDEPENDENT COMMUNITY BANKSHARES, INC.

Consolidated Statements of Income
Years Ended December 31, 2001, 2000 and 1999
(In Thousands, Except for Per Share Data)

	2001	2000	1999
Interest and Dividend Income			
Interest and fees on loans	$ 16,327	$ 14,076	$ 11,694
Interest on investment securities:			
Taxable interest income	19	25	36
Interest income exempt from federal income taxes	297	354	536
Interest and dividends on securities available for sale:			
Taxable interest income	3,102	3,055	1,731
Interest income exempt from federal income taxes	1,607	1,167	893
Dividends	281	318	243
Interest on deposits in banks	9	4	1
Interest on federal funds sold	117	170	290
Interest on other money market investments	63	40	98
Total interest and dividend income	$ 21,822	$ 19,209	$ 15,522
Interest Expense			
Interest on deposits	$ 5,841	$ 5,324	$ 4,798
Interest on securities sold under agreements to repurchase	415	633	263
Interest on Federal Home Loan Bank borrowings	482	584	3
Interest on long-term debt	1,076	500	281
Total interest expense	$ 7,814	$ 7,041	$ 5,345
Net interest income	$ 14,008	$ 12,168	$ 10,177
Provision for loan losses	300	400	420
Net interest income after provision for loan losses	$ 13,708	$ 11,768	$ 9,757
Noninterest Income			
Service charges, commissions and fees	$ 1,452	$ 1,180	$ 1,076
Trust fee income	1,279	1,594	1,148
Fees on loans held for sale	1,483	643	561
Gains (losses) on securities available for sale, net	384	(204)	(13)
Other	613	252	174
Total noninterest income	$ 5,211	$ 3,465	$ 2,946
Noninterest Expenses			
Salaries and employees' benefits	$ 7,180	$ 5,600	$ 4,547
Net occupancy and equipment expense	1,246	1,172	1,013
Advertising	320	347	325
Computer operations	408	298	310
Other operating expenses	2,793	2,138	1,845
Total noninterest expenses	$ 11,947	$ 9,555	$ 8,040
Income before income taxes	$ 6,972	$ 5,678	$ 4,663
Income tax expense	1,755	1,450	1,097
Net income	$ 5,217	$ 4,228	$ 3,566
Earnings per Share, basic	$ 2.99	$ 2.43	$ 2.00
Earnings per Share, diluted	$ 2.93	$ 2.41	$ 1.99

See Notes to Consolidated Financial Statements.

INDEPENDENT COMMUNITY BANKSHARES, INC.

Consolidated Statements of Changes in Shareholders' Equity
Years Ended December 31, 2001, 2000 and 1999
(In Thousands, Except Share Data)

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Total
Balance, December 31, 1998	$ 8,895	$ 1,293	$ 12,496	$ 179		$ 22,863
Comprehensive income:						
Net income – 1999	--	--	3,566	--	$ 3,566	3,566
Other comprehensive income net of tax:						
Unrealized holding losses arising during the period (net of tax, $1,100)	--	--	--	--	(2,153)	--
Reclassification adjustment (net of tax, $4)	--	--	--	--	9	--
Other comprehensive income (net of tax, $1,104)	--	--	--	(2,144)	$ (2,144)	(2,144)
Total comprehensive income	--	--	--	--	$ 1,422	--
Cash dividends – 1999 ($0.68 per share)	--	--	(1,210)	--		(1,210)
Balance, December 31, 1999	$ 8,895	$ 1,293	$ 14,852	$ (1,965)		$ 23,075
Comprehensive income:						
Net income – 2000	--	--	4,228	--	$ 4,228	4,228
Other comprehensive income net of tax:						
Unrealized holding gains arising during the period (net of tax, $1,150)	--	--	--	--	2,233	--
Reclassification adjustment (net of tax, $69)	--	--	--	--	135	--
Other comprehensive income (net of tax, $1,219)	--	--	--	2,368	$ 2,368	2,368
Total comprehensive income	--	--	--	--	$ 6,596	--
Cash dividends – 2000 ($0.84 per share)	--	--	(1,464)	--		(1,464)
Purchase of common stock (57,785 shares)	(289)	(1,038)	--	--		(1,327)
Issuance of common stock (18,038 shares)	90	301	--	--		391
Balance, December 31, 2000	$ 8,696	$ 556	$ 17,616	$ 403		$ 27,271
Comprehensive income:						
Net income – 2001	--	--	5,217	--	$ 5,217	5,217
Other comprehensive income net of tax:						
Unrealized holding losses arising during the period (net of tax, $204)	--	--	--	--	(398)	--
Reclassification adjustment (net of tax, $131)	--	--	--	--	(253)	--
Other comprehensive income (net of tax, $335)	--	--	--	(651)	$ (651)	(651)
Total comprehensive income	--	--	--	--	$ 4,566	--
Cash dividends – 2001 ($1.00 per share)	--	--	(1,749)	--		(1,749)
Purchase of common stock (7,131 shares)	(36)	(178)	--	--		(214)
Issuance of common stock (20,142 shares)	101	363	--	--		464
Balance, December 31, 2001	$ 8,761	$ 741	$ 21,084	$ (248)		$ 30,338

See Notes to Consolidated Financial Statements.

INDEPENDENT COMMUNITY BANKSHARES, INC.

Consolidated Statements of Cash Flows
Years Ended December 31, 2001, 2000 and 1999
(In Thousands)

	2001	2000	1999
Cash Flows from Operating Activities			
Net income	$ 5,217	$ 4,228	$ 3,566
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	692	645	605
Amortization	96	64	60
Provision for loan losses	300	400	420
Net (gain) loss on securities available for sale	(384)	204	13
Net (gain) loss on sale of assets	2	(7)	(5)
Net loss on the sale of other real estate	- -	- -	5
Discount accretion and premium amortization on securities, net	(110)	(20)	64
Deferred income tax (benefit)	(95)	(180)	(186)
Origination of loans held for sale	(93,229)	(34,837)	(30,744)
Proceeds from sales of loans held for sale	88,708	33,938	34,184
Changes in assets and liabilities:			
(Increase) in other assets	(917)	(1,058)	(1,372)
Increase (decrease) in other liabilities	211	846	(71)
Net cash provided by operating activities	$ 491	$ 4,223	$ 6,539
Cash Flows from Investing Activities			
Proceeds from maturity, principal paydowns and calls of investment securities	$ 2,032	$ 772	$ 1,905
Proceeds from maturity, principal paydowns and calls of securities available for sale	9,070	4,527	5,300
Proceeds from sale of securities available for sale	24,050	16,581	1,988
Purchase of securities available for sale	(78,415)	(32,316)	(22,473)
Proceeds from sale of equipment	34	7	131
Purchases of bank premises and equipment	(2,448)	(709)	(1,164)
Net (increase) in loans	(18,846)	(34,412)	(21,942)
Proceeds from the sale of other real estate	- -	- -	195
Net cash (used in) investing activities	$ (64,523)	$ (45,550)	$ (36,060)

See Notes to Consolidated Financial Statements.

INDEPENDENT COMMUNITY BANKSHARES, INC.

Consolidated Statements of Cash Flows
(Continued)
Years Ended December 31, 2001, 2000 and 1999
(In Thousands)

	2001	2000	1999
Cash Flows from Financing Activities			
Net increase in noninterest-bearing and interest-bearing demand deposits and savings accounts	$ 33,514	$ 11,147	$ 24,798
Net increase in certificates of deposit	13,577	9,656	6,359
Increase (decrease) in securities sold under agreements to repurchase	(2,310)	3,510	8,282
Proceeds from Federal Home Loan Bank advances	87,600	35,900	- -
Proceeds from long-term debt	- -	1,300	- -
Proceeds from trust preferred capital notes	10,000	- -	- -
Payments on Federal Home Loan Bank advances	(80,600)	- -	(1,000)
Payments on long-term debt	(495)	(20,900)	- -
Purchase of common stock	(214)	(1,327)	- -
Net proceeds from issuance of common stock	464	34	- -
Cash dividends paid	(1,676)	(1,402)	(1,175)
Net cash provided by financing activities	$ 59,860	$ 37,918	$ 37,264
Increase (decrease) in cash and and cash equivalents	$ (4,172)	$ (3,409)	$ 7,743
Cash and Cash Equivalents			
Beginning	17,147	20,556	12,813
Ending	$ 12,975	$ 17,147	$ 20,556
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest paid to depositors	$ 6,294	$ 5,833	$ 5,073
Interest paid on short-term obligations	479	445	10
Interest paid on long-term debt	1,073	500	276
	$ 7,846	$ 6,778	$ 5,359
Income taxes	$ 2,375	$ 1,557	$ 1,287
Supplemental Disclosure of Noncash Transactions			
Issuance of common stock for contingent payment under terms of acquisition of subsidiary	$ - -	$ 357	$ - -
Unrealized (loss) gain on securities available for sale	$ (986)	$ 3,587	$ (3,248)

See Notes to Consolidated Financial Statements.

INDEPENDENT COMMUNITY BANKSHARES, INC.

Notes to Consolidated Financial Statements

Note 1. Nature of Banking Activities and Significant Accounting Policies

Independent Community Bankshares' banking subsidiary, The Middleburg Bank, grants commercial, financial, agricultural, residential and consumer loans to customers principally in Loudoun County and Fauquier County, Virginia. The loan portfolio is well diversified and generally is collateralized by assets of the customers. The loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers. The Tredegar Trust Company, a non-banking subsidiary, offers a comprehensive range of fiduciary and investment management services to individuals and businesses.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to accepted practice within the banking industry.

Principles of Consolidation

The consolidated financial statements of Independent Community Bankshares, Inc. and its wholly-owned subsidiaries, The Middleburg Bank, The Tredegar Trust Company, Middleburg Bank Service Corporation and ICBI Capital Trust I, include the accounts of all companies. All material intercompany balances and transactions have been eliminated in consolidation.

Securities

Investments are accounted for as follows:

a. Securities Held to Maturity

Securities classified as held to maturity are those debt securities the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

b. Securities Available for Sale

Securities classified as available for sale are those debt and equity securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as increases or decreases in shareholders' equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate.

Loans

The Company's subsidiary bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Loudoun County and Fauquier County, Virginia. The ability of the debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances less the allowance for loan losses. Interest income is accrued on the unpaid principal balance.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in the process of collection. Personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company's subsidiary bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company's subsidiary bank does not separately identify individual consumer and residential loans for impairment disclosures.

Loan Fees and Costs

Loan origination and commitment fees and direct loan costs are being recognized as collected and incurred. The use of this method of recognition does not produce results that are materially different from results which would have been produced if such costs and fees were deferred and amortized as an adjustment of the loan yield over the life of the related loan.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed principally on the straight-line method over the following estimated useful lives:

	Years
Buildings and improvements	31.5-39
Furniture and equipment	3-10

Maintenance and repairs of property and equipment are charged to operations and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in operations.

Other Real Estate

Real estate acquired by foreclosure is carried at the lower of cost or fair market value less an allowance for estimated selling expenses on the future disposition of the property.

Goodwill

Goodwill is amortized using the straight-line method over 20 years. Annual amortization of goodwill is approximately $96,000. In accordance with SFAS No. 142, beginning January 1, 2002, goodwill will no longer be amortized but will be evaluated for impairment on an annual basis.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Earnings Per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, other temporary investments and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred taxes.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income are components of comprehensive income.

Derivative Financial Instruments

As part of the Company's asset/liability management, the Company uses interest rate swaps to modify interest rate characteristics of various balance sheet accounts. Derivatives that are used as part of the asset/liability management process are linked to specific assets or liabilities and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period. Swaps are accounted for on the "accrual" method. Under that method, the interest component associated with the contract is recognized over the life of the contract in net interest income.

Note 2. Securities

Amortized costs and fair values of securities being held to maturity as of December 31, 2001 and 2000 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	2001 (In Thousands)			
Obligations of states and political subdivisions	$ 5,484	$ 171	$ --	$ 5,655
Mortgage-backed securities	61	--	--	61
	$ 5,545	$ 171	$ --	$ 5,716
	2000 (In Thousands)			
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 250	$ --	$ (5)	$ 245
Obligations of states and political subdivisions	6,657	146	--	6,803
Mortgage-backed securities	93	--	--	93
	$ 7,000	$ 146	$ (5)	$ 7,141

The amortized cost and fair value of securities being held to maturity as of December 31, 2001 by contractual maturity are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	Amortized Cost	Fair Value
	(In Thousands)	
Due in one year or less	$ 590	$ 593
Due after one year through five years	3,194	3,292
Due after five years through 10 years	1,700	1,770
Mortgage-backed securities	61	61
	$ 5,545	$ 5,716

Amortized costs and fair values of securities available for sale as of December 31, 2001 and 2000, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
		2001 (In Thousands)		
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 249	$ 18	$ --	$ 267
Obligations of states and political subdivisions	33,338	381	(499)	33,220
Mortgage-backed securities	64,206	231	(691)	63,746
Corporate preferred	2,188	25	(28)	2,185
Other	19,201	265	(78)	19,388
	$ 119,182	$ 920	$ (1,296)	$ 118,806

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	2000 (In Thousands)			
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 3,064	$ 36	$ (28)	$ 3,072
Obligations of states and political subdivisions	27,699	550	(288)	27,961
Mortgage-backed securities	33,764	415	(136)	34,043
Corporate preferred	2,498	154	(200)	2,452
Other	6,943	106	--	7,049
	$ 73,968	$ 1,261	$ (652)	$ 74,577

The amortized cost and fair value of securities available for sale as of December 31, 2001, by contractual maturity are shown below. Maturities may differ from contractual maturities in corporate and mortgage-backed securities because the securities and mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	Amortized Cost	Fair Value
	(In Thousands)	
Due after one year through five years	$ 1,165	$ 1,203
Due after five years through 10 years	10,726	10,791
Due after 10 years	21,696	21,493
Mortgage-backed securities	64,206	63,746
Corporate preferred	2,188	2,185
Other	19,201	19,388
	$ 119,182	$ 118,806

Proceeds from sales of securities available for sale during 2001, 2000 and 1999 were $24,050,000, $16,581,000, and $1,988,000, respectively. Gross gains of $533,000, $23,000, and $0 and gross losses of $149,000, $227,000, and $13,000 were realized on those sales, respectively.

The carrying value of securities pledged to qualify for fiduciary powers, to secure public monies as required by law and for other purposes amounted to $27,701,000 and $24,491,000 at December 31, 2001 and 2000, respectively.

Notes to Consolidated Financial Statements

Note 3. Loans, Net

	December 31, 2001	December 31, 2000
	(In Thousands)	
Mortgage loans on real estate:		
Construction	$ 24,174	$ 17,693
Secured by farmland	163	346
Secured by 1-4 family residential	89,095	87,518
Other real estate loans	48,074	38,812
Loans to farmers (except secured by real estate)	632	1,307
Commercial loans	22,361	21,248
Loans to individuals for personal expenditures	11,735	10,505
All other loans	166	169
Total loans	$ 196,400	$ 177,598
Less: Allowance for loan losses	2,060	1,804
Net loans	$ 194,340	$ 175,794

Note 4. Allowance for Loan Losses

	2001	2000	1999
		(In Thousands)	
Balance, beginning	$ 1,804	$ 1,453	$ 1,064
Provision charged to operating expense	300	400	420
Recoveries	39	47	120
Loan losses charged to the allowance	(83)	(96)	(151)
	$ 2,060	$ 1,804	$ 1,453

There were no loans recognized for impairment under SFAS No. 114 as of December 31, 2001 and 2000. The average recorded investment in impaired loans during 2000 and 1999 was $15,000, and $75,000, respectively. No interest income on impaired loans was recognized in 2001, 2000 and 1999.

Nonaccrual loans excluded from impaired loan disclosure under SFAS No. 114 amounted to $79,000 and $105,000 at December 31, 2001 and 2000, respectively. If interest on these loans had been accrued, such income would have approximated $700 and $14,000 for 2001 and 2000, respectively.

Notes to Consolidated Financial Statements

Note 5. Bank Premises and Equipment, Net

Bank premises and equipment consists of the following:

	2001	2000
	(In Thousands)	
Land	$ 2,022	$ 1,526
Banking facilities	3,907	3,894
Furniture, fixtures and equipment	5,400	4,341
Construction in progress and deposits on equipment	1,406	576
	$ 12,735	$ 10,337
Less accumulated depreciation	4,666	3,988
	$ 8,069	$ 6,349

Depreciation expense was $692,000, $645,000, and $605,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Note 6. Deposits

The aggregate amount of jumbo time deposits, each with a minimum denomination of $100,000, was approximately $45,679,000 and $34,981,000 in 2001 and 2000, respectively.

At December 31, 2001, the scheduled maturities of time deposits (in thousands) are as follows:

2002	$ 75,883
2003	8,614
2004	4,074
2005	891
2006 and thereafter	2,350
	$ 91,812

Note 7. Borrowings

The Company has a $56,500,000 line of credit with the Federal Home Loan Bank of Atlanta. Advances on the line are secured by all of the Company's first lien loans on one-to-four unit single-family dwellings. As of December 31, 2001, the book value of these loans totaled approximately $80,724,000. The amount of the available credit is limited to seventy-five percent of qualifying collateral. Any borrowings in excess of the qualifying collateral require pledging of additional assets.

The Company's fixed-rate long-term debt with the Federal Home Loan Bank of $20,000,000 at December 31, 2001 matures through 2005. At December 31, 2001 and 2000, the interest rates ranged from 4.73 percent to 6.16 percent and from 5.85 percent to 6.87 percent, respectively. At December 31, 2001 and 2000, the weighted average interest rates were 5.73 percent and 6.26 percent, respectively.

At December 31, 2001, the Company had floating-rate long-term debt with other institutions totaling $805,000 and maturing on March 31, 2003. The floating rate is based on the 30-day LIBOR plus 115 basis points. The interest rate ranged from 3.19% to 6.72% during 2001.

The contractual maturities of the Company's long-term debt are as follows:

	2001 (In Thousands)
Due in 2002	$ 260
Due in 2003	545
Due in 2004	5,000
Due in 2005	15,000
	$ 20,805

The Company's short-term borrowings with the Federal Home Loan Bank totaled $7,000,000 at December 31, 2001. The interest rate on the outstanding principal was 2.18% at December 31, 2001.

The Company has an additional $5,300,000 in lines of credit available from other institutions at December 31, 2001.

Note 8. Stock Option Plan

The Company sponsors a stock option plan, which provides for granting of both incentive and nonqualified stock options. As permitted under generally accepted accounting principles, grants under the plan are accounted for following the provisions of APB Opinion No. 25 and its related interpretations. All options were granted at fair value at date of grant. Accordingly, no compensation cost has been recognized for grants made to date. In determining the pro forma amounts below, the value of each grant is estimated at the grant date using the Black-Scholes option-pricing model, with the following weighted-average assumptions for grants in 2000 and 1999: dividend rate of .20% and .22%; risk-free interest rates of 5.35% and 6.50%; expected lives of 10 years; and expected price volatility of 17.96% and 15.97%. Options granted in 1999 are included with the 2000 calculations to correspond with shareholder approval of the plan in 2000. Had compensation cost for the plan been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

Notes to Consolidated Financial Statements

		2001	2000	1999
		(In Thousands, Except Per Share Data)		
Net Income:	As Reported	$ 5,217	$ 4,228	$ 3,566
	Pro Forma	$ 4,994	$ 3,911	$ 3,189
Basic EPS:	As Reported	$ 2.99	$ 2.43	$ 2.00
	Pro Forma	$ 2.86	$ 2.25	$ 1.79
Diluted EPS:	As Reported	$ 2.93	$ 2.41	$ 1.99
	Pro Forma	$ 2.80	$ 2.23	$ 1.78

Options outstanding at December 31, 2001, 2000 and 1999 are summarized as follows:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	152,825	$ 21.15	121,825	$ 21.13	86,000	$ 19.46
Granted	- -	- -	31,000	21.66	37,825	24.70
Exercised	(20,142)	20.29	- -	- -	- -	- -
Forfeited	(27,658)	23.28	- -	- -	(2,000)	17.00
Outstanding at end of year	105,025	$ 20.76	152,825	$ 21.15	121,825	$ 21.13
Options exercisable at year end	94,425	$ 20.62	116,749	$ 20.69	82,681	$ 19.69
Weighted average fair value of options granted during the year		$ - -		$ 9.20		$ 11.53

As of December 31, 2001, options outstanding and exercisable are summarized as follows:

Exercise Prices		Options Outstanding	Weighted Remaining Contractual Life	Options Exercisable
$	17.00	42,000	5.9	42,000
	23.50	18,000	7.0	18,000
	24.50	5,025	7.7	5,025
	24.75	20,000	8.0	17,640
	21.25	20,000	9.0	11,760
		105,025		94,425

Note 9. Employee Benefit Plans

The Company has a noncontributory, defined benefit pension plan covering substantially all full-time employees. The Company funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act. Information about the plan follows:

Notes to Consolidated Financial Statements

	2001	2000	1999
	(In Thousands)		
Change in Benefit Obligation			
Benefit obligation, beginning of year	$ 1,862	$ 2,002	$ 1,766
Service cost	274	215	180
Interest cost	140	150	132
Plan amendments	- -	(350)	- -
Actuarial loss (gain)	42	(33)	(62)
Benefits paid	(19)	(122)	(14)
Benefit obligation, end of year	$ 2,299	$ 1,862	$ 2,002
Change in Plan Assets			
Fair value of plan assets, beginning of year	$ 2,049	$ 1,751	$ 1,385
Actual return on plan assets	(289)	269	191
Employer contributions	151	151	189
Benefits paid	(19)	(122)	(14)
Fair value of plan assets, ending	$ 1,892	$ 2,049	$ 1,751
Funded status	$ (336)	$ 183	$ (251)
Unrecognized net actuarial loss	956	463	648
Unrecognized net obligation at transition	(28)	(32)	(36)
Unrecognized prior service cost	(199)	(200)	167
Prepaid benefit cost included in other assets	$ 393	$ 414	$ 528
Components of Net Periodic Benefit Cost			
Service cost	$ 274	$ 215	$ 180
Interest cost	140	150	132
Expected return on plan assets	(174)	(140)	(111)
Amortization of prior service cost	(1)	17	17
Amortization of net obligation at transition	(4)	(4)	(4)
Recognized net actuarial loss	14	22	32
Net periodic benefit cost	$ 249	$ 260	$ 246
Weighted-Average Assumptions as of December 31			
Discount rate	7.50%	7.50%	7.50%
Expected return on plan assets	9.00%	9.00%	9.00%
Rate of compensation increase	5.00%	5.00%	5.00%

Notes to Consolidated Financial Statements

A deferred compensation plan was adopted for the President and Chief Executive Officer. Benefits are to be paid in monthly installments for 15 years following retirement or death. The agreement provides that if employment is terminated for reasons other than death or disability prior to age 65, the amount of benefits would be reduced. The deferred compensation expense for 2001, 2000 and 1999, based on the present value of the retirement benefits, was $21,794, $20,368 and $19,036. The plan is unfunded. However, life insurance has been acquired on the life of the employees in amounts sufficient to discharge the obligations.

Note 10. Income Taxes

Net deferred tax assets (liabilities) consist of the following components as of December 31, 2001 and 2000:

	2001	2000
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 585	$ 498
Deferred compensation	52	42
Loss on capital assets	- -	42
Other	13	- -
Securities available for sale	128	- -
	$ 778	$ 582
Deferred tax liabilities:		
Property and equipment	$ 243	$ 258
Prepaid pension costs	126	138
Securities available for sale	- -	207
	$ 369	$ 603
	$ 409	$ (21)

The provision for income taxes charged to operations for the years ended December 31, 2001, 2000 and 1999 consists of the following:

	2001	2000	1999
		(In Thousands)	
Current tax expense	$ 1,850	$ 1,630	$ 1,283
Deferred tax (benefit)	(95)	(180)	(186)
	$ 1,755	$ 1,450	$ 1,097

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2001, 2000 and 1999, due to the following:

	2001	2000	1999
		(In Thousands)	
Computed "expected" tax expense	$ 2,370	$ 1,931	$ 1,585
(Decrease) in income taxes resulting from:			
Tax-exempt interest income	(578)	(466)	(486)
Other, net	(37)	(15)	(2)
	$ 1,755	$ 1,450	$ 1,097

Note 11. Related Party Transactions

The Company's subsidiary bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. These persons and firms were indebted to the subsidiary bank for loans totaling $2,550,000 and $3,027,000 at December 31, 2001 and 2000, respectively. During 2001, total principal additions were $784,000 and total principal payments were $1,261,000.

Note 12. Contingent Liabilities and Commitments

In the normal course of business, there are outstanding various commitments and contingent liabilities, which are not reflected in the accompanying financial statements. The Company does not anticipate any material loss as a result of these transactions.

See Note 15 with respect to financial instruments with off-balance-sheet risk.

The Company must maintain a reserve against its deposits in accordance with Regulation D of the Federal Reserve Act. For the final weekly reporting period in the years ended December 31, 2001 and 2000, the aggregate amount of daily average required reserves for each year was approximately $25,000.

Note 13. Earnings Per Share

The following shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of diluted potential common stock. Potential dilutive common stock had no effect on income available to common stockholders.

	2001		2000		1999	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic EPS	1,746,000	$ 2.99	1,741,000	$ 2.43	1,779,000	$ 2.00
Effect of dilutive securities:						
Stock options	37,000		11,000		16,000	
Diluted EPS	1,783,000	$ 2.93	1,752,000	$ 2.41	1,795,000	$ 1.99

In 2000, stock options representing 69,825 shares were not included in the calculation of earnings per share because they would have been antidilutive. No options were excluded from the computation of diluted earnings per share for the years ended December 31, 2001 and 1999.

Note 14. Retained Earnings

Transfers of funds from the banking subsidiary to the Parent Company in the form of loans, advances and cash dividends are restricted by federal and state regulatory authorities. As of December 31, 2001, the aggregate amount of unrestricted funds which could be transferred from the Company's subsidiaries to the Parent Company, without prior regulatory approval, totaled $8,203,000 or 27.0% of the total consolidated net assets.

Note 15. Financial Instruments With Off-Balance-Sheet Risk and Credit Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit and interest rate swaps. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Notes to Consolidated Financial Statements

A summary of the contract amount of the Company's exposure to off-balance-sheet risk as of December 31, 2001 and 2000, is as follows:

	2001	2000
	(In Thousands)	
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 34,244	$ 26,611
Standby letters of credit	2,343	2,058

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Unfunded commitments under lines of credit are commitments for possible future extensions of credit to existing customers. Those lines of credit may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds real estate as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments at December 31, 2001 averages 62.5 percent.

The Company has utilized derivative instruments in the form of interest rate swaps during the years 2001 and 2000. Interest rate swaps are contracts in which a series of interest flows in a single currency are exchanged over a prescribed period. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations and payments are based. The notional amounts are not exchanged and do not represent direct credit exposure. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any.

During May 2000, the Company entered into two interest rate swap agreements to assume variable market-indexed interest payments in exchange for fixed-rate interest payments (interest rate swaps). The notional principal amount of interest rate swaps outstanding was $8,525,000 at December 31, 2001 and 2000. The original term to maturity was 24 months. The weighted-average fixed payment rate was 7.00% at December 31, 2001 and 2000. Variable interest payments received are based on three-month LIBOR. At December 31, 2001 and 2000, the weighted average rate of variable market-indexed interest payment obligations to the Company was 1.67% and 6.41%, respectively. The effect of these agreements was to transform fixed rate liabilities to variable rate liabilities. The net income from these agreements was $250,848 and $29,941 for the twelve-month periods ended December 31, 2001 and 2000, which was charged to income as it accrued.

At December 31, 2001 and 2000, interest rate swaps used for other-than-trading purposes modify the interest rate exposure in the Company's interest-bearing deposits.

The Company has approximately $6,785,000 in deposits in financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC) at December 31, 2001.

Note 16. Fair Value of Financial Instruments and Interest Rate Risk

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes.

Loans Held for Sale

Fair values of loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans were estimated using discounted cash flow analyses, using interest rates currently being offered.

Accrued Interest

The carrying amounts of accrued interest approximate fair values.

Deposits and Borrowings

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. For all other deposits and borrowings, the fair value is determined using the discounted cash flow method. The discount rate was equal to the rate currently offered on similar products.

Off-Balance-Sheet Financial Instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2001 and 2000, the carrying amounts of loan commitments and standby letters of credit approximated fair values.

Fair values for off-balance-sheet derivative financial instruments, for other-than-trading purposes, are based upon quoted market prices.

The estimated fair values, and related carrying amounts, of the Company's financial instruments are as follows:

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets:				
Cash and short-term investments	$ 12,975	$ 12,975	$ 17,147	$ 17,147
Securities	124,351	124,522	81,577	81,718
Loans held for sale	6,652	6,668	2,131	2,131
Loans	194,340	203,720	175,794	174,522
Accrued interest receivable	1,984	1,984	1,736	1,736
Financial liabilities:				
Deposits	$ 271,731	$ 272,864	$ 224,640	$ 224,938
Securities sold under agreements to repurchase	12,011	12,011	14,321	14,321
Federal Home Loan Bank advances	7,000	7,000		
Long-term debt	20,805	23,136	21,300	20,999
Trust preferred capital notes	10,000	10,000	- -	- -
Accrued interest payable	819	819	853	853
Off-balance-sheet derivative financial instruments:				
Other-than-trading assets:				
Interest rate swaps	$ - -	$ 225	$ - -	$ 174

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

Note 17. Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2001 and 2000, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

Notes to Consolidated Financial Statements

The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(In Thousands)			
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 41,374	17.3%	$ 19,088	8.0%	N/A	
The Middleburg Bank	$ 34,969	15.0%	$ 18,675	8.0%	$ 23,344	10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 39,084	16.4%	$ 9,544	4.0%	N/A	
The Middleburg Bank	$ 32,909	14.1%	$ 9,338	4.0%	$ 14,007	6.0%
Tier 1 Capital (to Average Assets):						
Consolidated	$ 39,084	12.5%	$ 12,542	4.0%	N/A	
The Middleburg Bank	$ 32,909	10.8%	$ 12,218	4.0%	$ 15,273	5.0%
As of December 31, 2000:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 27,319	13.6%	$ 16,088	8.0%	N/A	
The Middleburg Bank	$ 22,889	11.6%	$ 15,735	8.0%	$ 19,669	10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 25,515	12.7%	$ 8,044	4.0%	N/A	
The Middleburg Bank	$ 21,085	10.7%	$ 7,868	4.0%	$ 11,802	6.0%
Tier 1 Capital (to Average Assets):						
Consolidated	$ 25,515	9.7%	$ 10,487	4.0%	N/A	
The Middleburg Bank	$ 21,085	8.3%	$ 10,190	4.0%	$ 12,738	5.0%

Note 18. Proposed Acquisition

On August 9, 1999, the Company purchased one percent of the issued and outstanding capital stock of Gilkison Patterson Investment Advisors, Inc. ("GPIA"), an investment advisory firm based in Alexandria, Virginia. In addition, the Company acquired the right to purchase all of the remaining authorized, issued and outstanding shares of GPIA capital stock on or after July 1, 2001. This option was extended through June 30, 2002. The consideration for the shares and the merger option consisted of $2.26 million in cash and other non-stock consideration. Upon exercise of the merger option, the Company will purchase all the remaining issued and outstanding shares of GPIA capital stock for an additional $3.8 million in cash and shares of the Company's common stock.

Note 19. Trust Preferred Capital Notes

On November 14, 2001, ICBI Capital Trust I, a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable Capital Securities. On November 28, 2001, $10 million of trust preferred securities were issued through a pooled underwriting totaling approximately $750 million. The securities have a LIBOR-indexed floating rate of interest. The interest rate as of December 31, 2001 was 5.85%. The securities have a mandatory redemption date of December 8, 2031, and are subject to varying call provisions beginning December 8, 2006. The principal asset of the Trust is $10 million of the Company's junior subordinated debt securities with the like maturities and like interest rates to the Capital Securities.

The Trust Preferred Securities may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. The portion of the Trust Preferred not considered as Tier 1 capital may be included in Tier 2 capital.

The obligations of the Company with respect to the issuance of the Capital Securities constitute a full and unconditional guarantee by the Company of the Trust's obligations with respect to the Capital Securities.

Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related Capital Securities.

Note 20. Condensed Financial Information - Parent Corporation Only

INDEPENDENT COMMUNITY BANKSHARES, INC.
(Parent Corporation Only)

Balance Sheets
December 31, 2001 and 2000

Assets	**2001**	**2000**
	(In Thousands)	
Cash on deposit with subsidiary bank	$ 35	$ 53
Money market fund	1,409	169
Securities available for sale	2,273	2,452
Investment in subsidiaries, at cost, plus equity in undistributed net income	33,881	22,978
Note receivable	1,000	1,000
Goodwill	1,272	1,353
Other assets	1,770	1,500
Total assets	$ 41,640	$ 29,505
Liabilities and Shareholders' Equity		
Liabilities		
Note payable to subsidiary	$ --	$ 500
Long-term debt	805	1,300
Trust preferred capital notes	10,000	--
Other liabilities	497	434
Total liabilities	$ 11,302	$ 2,234
Shareholders' Equity		
Common stock	$ 8,761	$ 8,696
Capital surplus	741	556
Retained earnings	21,084	17,616
Accumulated other comprehensive income (loss)	(248)	403
Total shareholders' equity	$ 30,338	$ 27,271
Total liabilities and shareholders' equity	$ 41,640	$ 29,505

Notes to Consolidated Financial Statements

INDEPENDENT COMMUNITY BANKSHARES, INC.
(Parent Corporation Only)

Statements of Income
Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
		(In Thousands)	
Income			
Dividends from subsidiaries	$ 1,795	$ 1,500	$ 1,865
Interest and dividends from investments	169	224	178
Interest on money market	18	6	48
Interest from loan to GPIA	74	80	32
Management fees from GPIA	78	77	40
Gains (losses) on securities available for sale, net	119	(5)	(5)
Total income	$ 2,253	$ 1,882	$ 2,158
Expenses			
Salaries and employee benefits	$ 161	$ 123	$ 132
Amortization	96	64	60
Legal and professional fees	63	65	42
Printing and supplies	1	9	42
Directors fees	50	34	34
Interest expense on loan from subsidiary	37	40	17
Interest expense other	114	76	- -
Other	145	156	27
Total expenses	$ 667	$ 567	$ 354
Income before allocated tax benefits and undistributed income of subsidiaries	$ 1,586	$ 1,315	$ 1,804
Income tax (benefit)	(49)	(34)	(20)
Income before equity in undistributed income of subsidiaries	$ 1,635	$ 1,349	$ 1,824
Equity in undistributed income of subsidiaries	3,582	2,879	1,742
Net income	$ 5,217	$ 4,228	$ 3,566

INDEPENDENT COMMUNITY BANKSHARES, INC.
(Parent Corporation Only)

Statements of Cash Flows
Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
		(In Thousands)	
Cash Flows from Operating Activities			
Net income	$ 5,217	$ 4,228	$ 3,566
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization	96	64	60
Undistributed earnings of subsidiaries	(3,582)	(2,879)	(1,742)
(Gain) loss on sale of securities available for sale	(119)	5	5
(Increase) in other assets	(300)	(19)	(1,433)
Increase (decrease) in other liabilities	(10)	92	548
Net cash provided by operating activities	$ 1,302	$ 1,491	$ 1,004
Cash Flows from Investing Activities			
Purchase of securities available for sale	$ (162)	$ --	$ (399)
Proceeds from sale of securities available for sale	503	100	201
Investment in subsidiary bank	(8,000)	--	--
Increase in note receivable	--	--	(1,000)
Net cash provided by (used in) investing activities	$ (7,659)	$ 100	$ (1,198)
Cash Flows from Financing Activities			
Proceeds from issuance of trust preferred capital notes	$ 10,000	$ --	$ --
Proceeds from long-term debt	--	1,300	--
Payments on long-term debt	(495)	--	--
Payment of note payable to subsidiary	(500)	--	--
Purchase of common stock	(214)	(1,327)	--
Net proceeds from sale of common stock	464	34	--
Cash dividends paid	(1,676)	(1,402)	(1,175)
Net cash provided by (used in) financing activities	$ 7,579	$ (1,395)	$ (1,175)
Increase (decrease) in cash and cash equivalents	$ 1,222	$ 196	$ (1,369)
Cash and Cash Equivalents			
Beginning	222	26	1,395
Ending	$ 1,444	$ 222	$ 26
Supplemental Disclosure of Noncash Transactions, issuance of common stock for contingent payment under terms of acquisition of subsidiary	$ --	$ 357	$ --